Exhibit 99.2

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at One King West Hotel & Residence, located at 1 King Street West, Toronto, Ontario, on Tuesday, May 21, 2013 at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Registered Shareholders Voting by Proxy

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 16, 2013 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)	be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or

(d)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on April 15, 2013, there were 376,564,304 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than twenty-five per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed the close of business on April 15, 2013 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to notice, holders of Common Shares of record at the close of business on April 15, 2013 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at and to April 15, 2013, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than BlackRock Inc., which, as of February 28, 2013, held 43,954,065 Common Shares, or 11.67% of the Common Shares then outstanding, no person or company, directly or indirectly, beneficially owned, and/or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars or currency.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect 10 directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his office is earlier vacated or until his successor is appointed or elected.

The persons named in the enclosed form of proxy intend to vote for the election of each of the nominees whose names are set forth below, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of a nominee. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence, the principal occupation or employment and the year he first became a director of the Corporation, for each nominee for election as a director of the Corporation.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation
WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Corporation	1990

STEPHEN J. J. LETWIN Toronto, Ontario, Canada	President & CEO of the Corporation	2010

John E. Caldwell(1, 3) Toronto, Ontario, Canada	Director of the Corporation	2006

DONALD K. CHARTER(2, 5) Toronto, Ontario, Canada	President, CEO and Director, Corsa Coal Corp.	1994

W. ROBERT DENGLER(3, 4) Aurora, Ontario, Canada	Director of the Corporation	2005

GUY G. DUFRESNE(1, 4) Boucherville, Québec, Canada	Director of the Corporation	2006

RICHARD J. HALL (1, 5) Silverthorne, Colorado, USA	Director of the Corporation	2012

MAHENDRA NAIK(1, 2) Markham, Ontario, Canada	Chief Financial Officer, Fundeco Inc. (Private Investment Company, Chartered Accountant)	1990

JOHN T. SHAW (3, 5) Sydney, Australia	Director of the Corporation	2006

Timothy R. Snider (2, 4) Tucson, Arizona, USA	Director of the Corporation	2011

(1)	Member of the Audit and Finance Committee of the board of directors of the Corporation
(2)	Member of the Human Resources and Compensation Committee of the board of directors of the Corporation
(3)	Member of the Nominating and Corporate Governance Committee of the board of directors of the Corporation
(4)	Member of the Environmental, Health and Safety Committee of the board of directors of the Corporation
(5)	Member of the Reserves and Resources Committee of the board of directors of the Corporation

Biographies of each of the director nominees are set out in Appendix “A” to this Circular. In respect of the election of directors, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, in order to be elected, a nominee must receive more votes for his election than withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, which information is hereby incorporated in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Re-appointment of Auditor

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998. In order to be effective, the resolution with respect to the re-appointment of the auditor of the Corporation requires the approval of more than 50 per cent of the votes cast in respect of such resolution.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amounts in USD	2012	2011
Audit Fees(1)	1,680,000	1,580,000
Audit-Related Fees(2)	328,000	750,000
Tax Fees(3)	112,000	305,000
Non-Audit Fees(4)	0	0

Total - USD	2,120,000	2,635,000

(1)	“Audit Fees” include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.

(2)	“Audit-Related Fees” include the aggregate fees paid to KPMG LLP, for the provision of financial filing and corporate transaction advice services.
(3)	“Tax Fees” include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.
(4)	“Non-Audit Fees” mean fees for non-audit services, which are services other than audit services.

Advisory Vote on the Corporation’s Approach to Executive Compensation

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation,” elsewhere in this Circular. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

By-Law Amendments

On March 22, 2013, the Board of Directors of the Corporation adopted By-Law Number Two of the Corporation (the “By-Law Amendments”), being a by-law to amend By-Law Number One of the Corporation. The By-Law Amendments increase the quorum requirement for shareholder meetings and introduce an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances, each of which is described in more detail below.

Quorum Requirement

By-Law Number One previously provided that quorum for the conduct of business at a shareholder meeting was established if there were two persons present at the opening of the meeting entitled to vote either as shareholders or as proxy holders and holding or representing more than 10% of the outstanding shares entitled to vote at that meeting. The By-Law Amendments require that such persons must now hold or represent not less than 25% of the outstanding shares entitled to vote at the meeting. The Board believes that it is appropriate to increase the quorum requirement in this manner as it is consistent with prevailing recommended governance practices and ensures a material number of shares is represented at any shareholder meeting.

Advance Notice Provisions

The By-Law Amendments also incorporate an advance notice provision with respect to the nomination of directors. The By-Law Amendments set forth a procedure requiring advance notice to the Corporation by any shareholder who intends to nominate any person for election as director of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”), or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the By-Law Amendments set a deadline by which such shareholders must notify the Corporation in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and set forth the information that the shareholder must include in the notice for it to be valid.

The Board believes that the By-Law Amendments provide a clear and transparent process for all shareholders to follow if they intend to nominate directors. In that regard, the By-Law Amendments provide a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation. The By-Law Amendments are also intended to facilitate an orderly and efficient meeting process.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Resolution to Confirm By-Law Amendments

The foregoing is only a summary of the principal provisions of the By-Law Amendments and is qualified by reference to the full text of the By-Law Amendments included at Appendix “C” to this Circular. Shareholders are urged to review the By-Law Amendments in their entirety.

The By-Law Amendments are in effect until they are confirmed, confirmed as amended or rejected by shareholders at the Meeting and, if the By-Law Amendments are confirmed at the Meeting, they will continue in effect in the form in which they were so confirmed. Accordingly, at the Meeting, Shareholders will be asked to pass the following ordinary resolution:

RESOLVED that:

1. By-law Number Two of the Corporation in the form made by the board of directors, being a by-law to amend By-law Number One of the Corporation and included as Appendix “C” to the Corporation’s Management Information Circular dated April 15th, 2013 is hereby confirmed;

2. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the foregoing resolution.

The Board believes that the By-Law Amendments are in the best interests of the Corporation and therefore recommends that shareholders vote FOR the ordinary resolution to confirm the By-Law Amendments. In order to be confirmed, the resolution requires the affirmative vote of a simple majority of the votes cast, in person or by proxy, at the Meeting.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the ordinary resolution to confirm the By-Law Amendments.

STATEMENT OF EXECUTIVE COMPENSATION

Human Resources and Compensation Committee Report

The fundamental objective of IAMGOLD’s executive compensation practices is to motivate and reward executives for the long-term creation and preservation of shareholder value. To meet this objective the Corporation’s executive compensation programs and policies are designed with the following principles:

•	attract, retain, motivate and reward high-calibre executive talent through competitive pay practices;

•

link the compensation model directly to specific and measurable corporate, operational, functional and personal performance objectives while exercising overall discretion to ensure the appropriate compensation results;

•	motivate high-performers to achieve exceptional levels of performance through rewards;

•	align compensation with the risk profile of the Corporation; and

•	encourage and require executives to own shares of the Corporation to more fully align the interests of management with the interests of shareholders.

The Corporation’s executive compensation program includes four components:

•	base salary;

•	short-term incentives (cash);

•	long-term incentives (equity); and

•	benefits and perquisites.

The Corporation’s commitment to linking pay with performance is reflected in the percentage of executive compensation that is performance-based and ‘at risk’ through incentive compensation that rewards for shareholder value creation. For each Named Executive Officer (“NEO”), performance-based at-risk compensation comprises a majority of total direct compensation.

IAMGOLD’s compensation programs and practices have been established to ensure appropriate alignment with the long-term success of the organization and good governance practices:

•	Majority of NEO total compensation is performance-based and ‘at risk’

•	Cash or equity incentive awards are earned, not guaranteed

•	Payouts from short-term and long-term incentive plans are generally capped to avoid excessive or extreme compensation awards

•	Performance goals are set to motivate and reward for high performance within the risk profile of the Corporation

•	Payouts under the short-term incentive plan are contingent on specific measurable performance objectives, which support long-term shareholder value creation

•

Equity long-term incentives include performance-based share units with vesting tied to relative Total Shareholder Return (“TSR”) performance and production growth. In addition, stock option grant sizes are directly linked to performance and have no value unless share price increases

•	Equity long-term incentives have vesting over 3-year and 5-year horizons (based on time and performance)

•	Board and Human Resources Compensation Committee has discretion to adjust compensation awards where appropriate

•	Compensation-related risks are regularly reviewed and monitored

•

Program designs incorporate risk mitigating performance measures such as relative Return on Capital Employed (“ROCE”) and shareholder return measures and targets which are based on budget and past performance

•	Structured to minimize commodity price impact of performance awards

•	Existence of a clawback policy

•	Share ownership requirements for senior executives and directors

•	Company prohibits senior executives and directors from engaging in hedging against a decrease on the market value of company shares

•	The Human Resources and Compensation Committee meets in-camera after each meeting for additional compensation discussions, including the review of CEO compensation

•	Shareholder “Say on Pay” vote

•	The Human Resources and Compensation Committee retains an independent advisor

Overall, 2012 was a challenging year with lower gold production and higher operating costs. Revenue was flat at $1.7 billion and net earnings decreased by 14% to $334.7 million.

Appropriately, the Short-term Incentive Compensation Plan scores and compensation payouts are commensurate with the Corporation’s corporate and operating performance. Total Shareholder Return, reserve replacement, and the Health and Safety metric received a 0 score (out of a possible score of 2), while exemplary performance in sustainability resulted in a top performance score of 2. Although the Corporation exceeded the budgeted 15% on return on capital employed by achieving a 16% return on capital employed, the plan target was to exceed budget by 10%, which resulted in a performance score of 0.9. Lastly, the Corporation’s operating performance was above the plan’s threshold, although slightly, and resulted in a performance score of 0.8 (out of a possible 1.75).

The executive compensation plan is specifically designed to demonstrate a strong link between the Corporation’s performance and executive compensation payouts. 2012 was indeed a challenging year for the Corporation and in light of overall performance achieved, compensation payouts for the NEOs ranged between 61% and 73% of target and were significantly below the maximum target opportunity available in the plan’s design. Furthermore, the CEO elected to receive his STI award of 63% of target in the form of Restricted Share Units that cliff-vest after 35-months. The Chief Operating Officer was awarded an STI payout in the amount of 61% of target of which the COO elected to receive 19% in the form of Restricted Share Units. This election underscores the CEO’s and COO’s commitment to the longer term performance of the Corporation in light of the challenging operating and share price performance in 2012.

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis. The Corporation believes that the compensation program continues to support its goal of rewarding executives for the long-term creation and preservation of value for shareholders.

Submitted by the Human Resources and Compensation Committee on behalf of the Board of Directors,

Donald K. Charter (Chairman)

Mahendra Naik

Timothy Snider

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers who were, during or as at the end of the Corporation’s financial year ended December 31, 2012, the CEO, CFO and three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”). The NEOs for 2012 were:

•	Stephen J.J. Letwin, President and CEO (“President & CEO”);

•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

•	Gordon Stothart, Executive Vice President and Chief Operating Office (“EVP & COO”);

•	Denis Miville-Deschênes, Senior Vice President, Project Development (“SVP, Project Development”); and

•	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”).

IAMGOLD’s approach to executive compensation and the executive compensation awarded is broken out in the following three sections:

•

Section 1: Compensation program oversight and governance, including the composition, role, activities and qualifications of the Human Resources and Compensation Committee, and the role of compensation consultants;

•

Section 2: Compensation program design, including the Corporation’s executive compensation philosophy, the various components and objectives of the Corporation’s executive compensation model, guiding principles and peer group(s); and

•	Section 3: Compensation decisions related to 2012 performance, including the 2012 performance criteria, assessments and NEO pay decisions.

Section 1: Compensation Program Oversight and Governance

Role of the Human Resources and Compensation Committee (“HRCC”)

As part of its Board-approved mandate, the HRCC:

•

recommends to the Board the goals and objectives comprising the executive compensation plan based on the Board approved corporate strategy, against which the performance of the CEO and other executive officers are assessed;

•	reviews the CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

•	leads the annual review and evaluation process of the CEO’s performance and reports results to the Board;

•	reviews the performance of the other executive officers, based on a report submitted by the CEO;

•	recommends to the Board the salaries and short-term incentives of the Corporation’s executive officers, on an individual basis, and the compensation of non-executive employees on an aggregate basis;

•	recommends to the Board equity-related compensation in the form of stock options and/or performance deferred share units as part of the compensation of executive and non-executive participants;

•	administers the Corporation’s share incentive plan under which such equity-related compensation is granted;

•

reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, human resources practices and executive development programs;

•

reviews any employment agreement between the Corporation and an NEO including terms addressing retirement, termination of employment or other special circumstances, and if appropriate, recommends to the Board for approval; and

•	reviews the operation and administration of the Corporation’s retirement benefit plans.

Composition of the Human Resources and Compensation Committee

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

The current members of the HRCC include Mr. Donald K. Charter, Mr. Mahendra Naik, and Mr. Timothy Snider, all of whom are independent and have the knowledge, skills and experience required by the Board to effectively fulfill the HRCC mandate. Further, the HRCC members have no interlocking relationships as Board members of other companies among themselves or with management. The table below summarizes the relevant IAMGOLD Board committee experiences of each HRCC member, followed by additional commentary:

HRCC Member	IAMGOLD Board Member Experience (Present and Past 3 Years) (1)
	Board of Directors		Human Resources and Compensation Committee		Audit Committee		Reserves & Resources		Environmental Health and Safety
	Member	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Chair
D.K. Charter	Ö		Ö	Ö	Ö		Ö
M. Naik	Ö		Ö		Ö
T. Snider	Ö		Ö						Ö

1.	Most HRCC members also have extensive experience beyond 3 years.

Collectively, the HRCC members have extensive compensation-related experience in the natural resources sector as senior executive officers (past and present) and members of Boards and committees of other public corporations:

•

Mr. Charter is President and CEO of Corsa Coal Corp., an international operating public coal mining company, Chairman of the Board of Adriana Resources, and Chairman of the Compensation Committee and member of the Audit Committee of Lundin Mining Corporation, an international public metals and mining company. Mr. Charter also has compensation-related experience through his roles as a member of Compensation Committees for a number of public companies over his career and as a senior executive, including President & CEO of Dundee Securities Group, a financial services organization with over 1,000 employees.

•

Mr. Naik is President & CEO of Finsec Services Inc., a private management services company, and CFO of Fundeco Inc., a private investment company. Mr. Naik is also Chairman of the Board and Chair of the Audit Committee of Fortune Minerals Inc., a diversified public minerals and resources company. Mr. Naik also has compensation related experience through his background as a chartered accountant. Mr. Naik is also a member of IAMGOLD’s Audit and Finance Committee, which helps the HRCC understand and discuss relevant issues for both Committees.

•

Mr. Snider was appointed President of Phelps Dodge Mining Company in 1998 and in 2003 was promoted to President and Chief Operating Officer of Phelps Dodge Corporation. In these roles, he led the operational and technical integration of Phelps Dodge’s Cyprus-AMAX acquisition and helped to establish Phelps Dodge as one of the industry leaders in technology development and operational excellence. In early 2007, he assumed the role of President and Chief Operating Officer of Freeport-McMoRan Copper and Gold, Inc. upon Freeport’s acquisition of Phelps Dodge. Mr. Snider is a director of Compañía de Minas Buenaventura, SA, the largest Peruvian mining company. He is also Chairman of Cupric Canyon Capital, LLC., a private equity firm which invests in copper resources. Mr. Snider is the founding Chairman of the Board of the Institute for Mineral University Foundation and the Mining Foundation of the Southwest.

Activities of the Human Resources and Compensation Committee in 2012

The HRCC met eight times in 2012. In the execution of its mandate, the HRCC:

•

assessed the effectiveness of the existing compensation model, which included a review of the Board’s compensation philosophy, methodology and program design compared to the Corporation’s peer groups (identified below under Pay and Performance Peer Groups) to ensure relevancy and appropriateness;

•	assessed the performance of executive officers against Board approved objectives;

•	approved minimum share ownership requirements for the executive officers;

•	engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters;

•

recommended to the Board the corporate, operational, functional and personal performance objectives and benchmarks for the executive officers, with a view to advancing the corporate strategy adopted by the Board;

•	recommended to the Board the compensation payable consistent with the personal performance of each NEO and executive officer; and

•	reviewed the potential for any material risks arising from the compensation programs.

Compensation Risk Management

The HRCC, and the Board, regularly review and evaluate potential risks to the Corporation resulting from the design of the Corporation’s executive compensation program. These risks include executive retention, promotion of short-term risky behaviour and unexpected payouts that are not aligned with performance. In addition, in 2012, the HRCC asked its independent compensation consultant to examine the pay programs and practices to identify any material risks that may arise. Neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. The HRCC believes the compensation program:

•	effectively balances pay for performance and retention of highly skilled executives;

•	mitigates the risk of large unanticipated or unwarranted payouts; and

•	encourages executives to consider how short-term actions will contribute to long-term success.

Some specific risk-mitigating features of the compensation program include:

Area of Focus	Risk-mitigating Features

Compensation Program Design	•	isolating as much as possible for the impact of commodity prices through relative performance metrics and using budgeted commodity prices rather than allowing for the influence of actual prices.
	•	payouts from the short-term and long-term incentive plans are generally capped to avoid excessive or extreme compensation awards.

	•	the HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes. Both the STI formula and LTI framework are intended to serve as guidelines for the Committee.

STIP	•	short-term incentive plan includes multiple layers of performance measurement including corporate, operational, functional and personal performance goals. Challenging performance targets drive longer-term performance and long-term value creation (e.g., 3-year Total Shareholder Return (TSR) and reserve replacement).

	•	the impact of gold prices are neutralized by using relative total shareholder return performance (1 year and 3 year) and using a budgeted gold price to set operating goals. In addition, reserve increases resulting solely from gold price increases are not included in the reserve calculation for incentive awards.

LTIP	•	grant levels are determined based on performance (as measured under the STI) and pay outcomes are directly tied to relative TSR, production growth and absolute share price appreciation (e.g., stock options have no value if there is no share price appreciation).

	•	annual overlapping equity incentive plan grants vest according to a staggered schedule and performance criteria must be met or exceeded, i.e., stock options vest over a 5 year period, and performance share units vest only at the end of 35 months (and not in part before), which keeps the executive continually focused on future value creation.

Governance

•   regular stress testing of potential payouts under the short-term and long-term incentive plans to avoid unintended behaviours and compensation outcomes.

•   the use of a contractual claw-back for incentive compensation plans where the performance underlying such compensation is subsequently found not to be confirmed (e.g., upon a material earnings restatement).

•   minimum share ownership requirements for NEOs and executives that must be maintained through their tenure.

•   the submission, annually, of the compensation program recommended by the HRCC and approved by the Board, to the shareholders of the Corporation for an advisory vote on the acceptability of the approach to executive compensation being taken by the Corporation (a “Say on Pay”).

•   a policy that prohibits senior executives and directors from hedging against a decrease in the market value of the Corporation’s shares.

•   on a regular basis, the retention by the HRCC of an independent advisor to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Management’s Role in Compensation Decision Making

The CEO sets corporate, operational, functional and personal objectives for each executive. Objectives are consistent with the corporate strategy adopted by the Board at the beginning of each year. Based upon the CEO’s year-end assessment of the accomplishment of performance objectives, policy guidelines, competitive benchmark data and industry practice, the CEO provides recommendations to the HRCC for consideration with respect to base salary increases, short-term cash incentives, and long-term equity incentives in respect of individual executives.

At the beginning of the year the CEO prepares a draft of his personal objectives. These are finalized after feedback from the HRCC and the Board. At the end of the year, the HRCC reviews CEO performance against these personal objectives and overall corporate performance. Compensation recommendations are then made to the Board. The SVP HR assists the CEO with making recommendations regarding the other executive officers. Other executives are not involved in any compensation related decisions with respect to NEOs or executives generally.

Management also collects and summarizes competitive compensation data and company financial and market performance data for the HRCC’s consideration in its decision making. The specific peer or market comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert, independent advice in respect of compensation policy and decisions. The role of consultants is to support the HRCC and to act only on instructions provided or approved by the HRCC Chair. A consultant does not perform work other than work pre-approved in writing by the HRCC Chair. Decisions and recommendations to the Board made by the HRCC are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

Hugessen Consulting was engaged by the HRCC in 2011 to provide independent advice and support on executive compensation and director compensation.

In December 2011, Towers Watson was retained for services related to executive compensation, reporting directly to the HRCC. In 2012, Towers Watson assisted the HRCC by:

•	reviewing the companies that comprise our peer group;

•	providing competitive total direct compensation levels against our peer group;

•	reviewing the effectiveness of our compensation programs;

•	assessing executive compensation risk; and

•	reviewing executive compensation disclosure.

The HRCC reviewed and ensured the independence of Hugessen Consulting and Towers Watson in connection with the advice provided.

The table below summarizes the fees paid to each consulting firm over the past two years in respect of executive compensation (“EC”) and non-executive compensation (“Non-EC”) consulting services:

Consultant	2011		2012
	EC	Non-EC	EC	Non-EC
Hugessen Consulting	$13,600	—	—	—
Towers Watson	$1,700	$30,329	$196,948	$9,896

Executive Share Ownership

With a view to further aligning the interests of executives and shareholders, the Corporation implemented a policy in 2010 for its executives to own a number of Common Shares. Ownership levels can be achieved by the accumulation of Common Shares and vested and unvested deferred shares (including shares with time vesting or performance vesting conditions):

Executive Position	Share Ownership Requirement (Number of Shares)
President & CEO	125,000
Executive Vice President	48,000
Senior Vice President	30,000
Vice President	20,000

Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD equity securities. The Corporation is not aware of any officers or directors who have engaged in any such hedging activities.

Section 2: Compensation Program Design

IAMGOLD conducted a thorough review of its compensation programs and practices in late 2011 and early 2012. Following that review, some changes were made to the executive compensation programs, including the following:

•

updated the pay and performance peer group for 2012 to better align with specific criteria including industry, size (as measured by revenue and market capitalization), and complexity of a Canadian publicly-traded corporation with international operations;

•

replaced the relative return on capital (“ROC”) component in the short-term incentive plan with an absolute return on capital employed (“ROCE”) measure with a target based on the Corporation’s budget for the upcoming year;

•

revisited the CEO compensation package in light of his positive contribution to the successful completion of the 2011 financial year and in consideration of the competitive market data for the peer group. Base salary increased to $850,000 (from $750,000 for partial 2010 and full 2011 service) and target bonus increased to 125% of salary (from 100% of salary) for fiscal 2012;

•

increased target short-term incentive levels for some of the senior executive team based on an understanding of the stretch nature (e.g., target payout generally only possible for performance above peers or budget) of the Corporation’s performance targets within the STIP, and with reference to the competitive market data for the peer group. Target bonus levels for the EVP & COO increased to 85% of salary (from 65% of salary), SVP, Project Development & SVP Exploration increased to 65% (from 50% of salary); and

•	adjusted threshold STIP performance levels in light of the stretch nature of the Corporation’s performance targets.

Looking ahead to 2013, IAMGOLD made some prospective changes to the executive compensation programs, including the following:

•

reviewed and updated the pay peer group for 2013 to align with specific criteria including industry, size (as measured by revenue and market capitalization), and complexity of a Canadian publicly-traded Corporation with international operations; as a result, Franco-Nevada and Silver Wheaton were removed, and Pan American Silver was added;

•

revised former capital expenditure (“CAPEX”) deduction in the Net Operating Cash Flow calculation (within the STI plan) to include only capitalized stripping so that any reductions in CAPEX spending do not artificially inflate the Net Operating Cash flow performance; this revision was applied retroactively to January, 2012 at the discretion of the HRCC and Board of Directors;

•

included a qualitative criteria factor, relating to performance against the CAPEX program, to the Functional component of the STI plan. This addition will enhance the Corporation’s increased focus on cost management and the capital expenditure programs in the STI plan. The Functional performance factor weightings for each of the NEOs, except for the SVP, Exploration were adjusted to reflect the relative contributions and oversight provided by each NEO to the effective implementation of the CAPEX programs. The revised 2013 weightings are illustrated in the following chart:

Position	Executive	Performance Criteria & Weightings
		Corporate	Operating	Functional
				Total	% CAPEX objectives
President & Chief Executive Officer	Steve Letwin	40%	35%	25%	90%
Executive Vice President & Chief Financial Officer	Carol Banducci	40%	30%	30%	20%
Executive Vice President & Chief Operating Officer	Gordon Stothart	30%	40%	30%	75%
Senior Vice President, Project Development	Denis Miville-Deschênes	30%	15%	55%	80%
Senior Vice President, Exploration	Craig MacDougall	30%	20%	50%	0%

Pay Peer Group

At least annually, the HRCC reviews market data to assess the competitiveness of total compensation (base salary, short term and long term incentives) for the CEO, NEOs and executive generally. The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set NEO compensation levels.

When developing the market comparator groups, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for leadership talent.

For 2012, the Corporation’s CEO and NEOs were compared to benchmark positions among a sample of companies based on the following criteria:

•	industry classification: gold, diversified metals and mining and precious metals and minerals;

•	market capitalization of approximately half to two times IAMGOLD;

•	revenue greater than $100 million;

•	publicly traded on the TSX; and

•	headquartered in Canada with international operations.

For additional reference, industry surveys from PriceWaterhouseCoopers Consulting, Mercer, and Towers Watson are also reviewed as a general indicator of competitive compensation levels (no specific peer groups were used in this survey data).

As described previously, the comparator group was reviewed in early 2012 and updated to better align with specific attributes of the Corporation including industry, size (as measured by revenue and market capitalization), and complexity of a Canadian publicly-traded Corporation with international operations. The table below compares the organizations included in the 2011 and updated 2012 comparator groups.

Corporation	2011 Compensation Comparator Group (n = 14)	2012 Compensation Comparator Group (n = 11)
Agnico Eagle Mines Ltd.	Ö	Ö
Centerra Gold Corp.	Ö	Ö
Eldorado Gold Corp.	Ö	Ö
First Quantum Minerals Ltd.	Ö	Ö
Franco-Nevada Corporation	Ö	Ö
HudBay Minerals	Ö
Inmet Mining Corp.	Ö	Ö
Ivanhoe Mines Ltd.	Ö
Kinross Gold Corp.	Ö	Ö
Lundin Mining Corporation	Ö	Ö
New Gold		Ö
Osisko Mining Corp.	Ö
Randgold Resources Ltd.	Ö
Silver Wheaton Corp.	Ö	Ö
Yamana Gold Inc.	Ö	Ö

2012 Comparator Group – Compensation Peers

Percentile	Scope Information ($Millions)
	Dec. 31 2012 Market Cap. (CAD) (1)	2011 Revenue (USD) (1)	2011 Assets (USD) (1)
25th Percentile	$5,134	$730	$2,901
50th Percentile	$8,972	$1,020	$3,864
75th Percentile	$11,011	$2,173	$5,298
Average	$8,092	$1,467	$5,444
IAMGOLD Corp.	$4,394	$1,673	$4,394

1.	As reported by Standard & Poor’s Capital IQ.

For 2013 compensation decisions, the peer group selection criteria were revisited and further refined to focus only on operating companies (i.e., excluding royalty or streaming companies). Based on the addition of this criterion, and the application of existing criteria, the following changes were made to the composition of the peer group for 2013:

•	remove Silver Wheaton and Franco-Nevada as they do not have direct mining operations; and

•	add Pan American Silver, as it is now within the market capitalization range.

Components of Executive Compensation

Compensation of NEOs is made up of the following four elements, all designed to align the interests of NEOs and shareholders in the long-term creation and preservation of shareholder value.

Compensation Element	Type	Description	Purpose

Base Salary	Fixed

Base salary levels for NEOs and other executive officers reflect:

•   scope, complexity and responsibility of the role of the executive;

•   competitiveness with salary levels for similar positions at companies included in market comparator groups; and

•   executive’s experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive and result in periodic base salary adjustments, when necessary, to remain competitive.

Provide competitive compensation Recognize skills and experience Attract and retain key talent

Short-term Incentive Plan	Variable	All executives including the NEOs participate in an annual performance based STIP whereby awards are based on achievement of corporate, operational, functional and personal objectives.		Motivate the achievement of annual goals and objectives
		•	A target STIP level is set as a percentage of base salary. While consideration is given to practices within the comparator group in setting these percentages, the comparator group data are used as a reference point only.	Reward performance that supports the creation of long-term shareholder value

		•	Payouts can range from 0 to a maximum of 2x target (i.e., STIP payouts are effectively capped).	Provide competitive compensation

		The STIP directly links the performance of executives to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures are selected because of their relationship to long-term value creation.		Attract and retain key talent

Long-term Incentive Plan	Variable

LTIP grants are comprised of stock option and performance share units with a targeted mix of 75% and 25%, respectively. Performance measures for the performance share unit award include (a) 3-year total shareholder return relative to the S&P/TSX Global Gold Index and (b) 3-year growth in production.

The actual size of LTIP grants are determined based on the performance of the Corporation and the individual executive consistent with the performance criteria used to determine STIP payouts for the preceding fiscal year.

Beginning in 2012, the total LTIP grant is generally targeted to have a compensation value in the range of 100% to 300% of an executive’s STIP payment. Actual LTIP grants are determined at the discretion of the Board based on the recommendations of the HRCC, and considers previous equity awards, total equity levels by executives, total equity awards granted as a percentage of the outstanding common shares of the Corporation, the price of current options, and other factors the HRCC and Board may consider appropriate. The value attributed to equity award recommendations by the HRCC is based on market value at the time of grant.

Motivate the achievement of longer-term goals and objectives Reward performance that is aligned with the creation of long- term shareholder value Provide competitive compensation Attract and retain key talent

Benefits & Perquisites	Fixed

Executives participate in the same flexible benefits as all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. Select NEOs receive a parking perquisite as part of their employment agreements.

In addition, the President & CEO receives a Toronto residential apartment subsidy at net neutral cost. At present, due to a demanding travel schedule he occupies the apartment 20% – 25% of the time

Provide competitive compensation Attract and retain key talent

Section 3: Compensation Decisions Related to 2012 Performance

Summary of 2012 Performance

In 2012, the Corporation’s corporate performance score was below the target set by the Board of Directors, resulting in a corporate performance rating of 45% of target (versus 163% in 2011). Operating performance, when adjusted for gold prices, was higher than in 2011 but below expectations resulting in a rating of 63% of target for executive officers (as described later in this Statement of Executive Compensation).

In terms of corporate performance:

•

the Corporation’s 1-year total shareholder return was -28% compared to a total shareholder return of -16% for the S&P/TSX Global Gold Index and, over the last three years, the Corporation’s total shareholder return was also -28% compared to -9% for the S&P/TSX Global Gold Index, resulting in a 0 score (out of a possible 2.0); and,

•	the Corporation’s return on capital employed (“ROCE”) was 16% and exceeded the budgeted ROCE of 15%, resulting in a 0.9 score (out of a possible 2.0).

In terms of operating performance:

•

the Corporation’s net operating cash flow was below target performance yet still above the threshold at $747 million, resulting in a 0.8 score (out of a possible 1.75). Net operating cash flow is calculated as: budgeted gold price per ounce less cash cost per ounce, multiplied by actual production, less capitalized stripping (capitalized stripping was used as the only Capital expenditure) and brownfields exploration. Budget gold prices are used in order to adjust the impact of gold price fluctuations;

•	reserve replacement was 19% of production (vs. the reserve replacement target of 100% of production) resulting in a 0 score (out of a possible 2.0);

•	health and safety met all the targets established by the Board, however it received a 0 score (out of a possible 2.0) due to a fatality at the Corporation’s Essakane S.A. office in Ouagadougou; and

•	the Corporation surpassed its sustainability target and achieved a maximum score of 2.0 (out of a possible 2.0).

When making short term compensation decisions for 2012, the HRCC and the Board considered functional and personal performance for each NEO, in addition to corporate and operating performance.

2012 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation (“TDC”) for 2012, including the following compensation elements:

2012 Base Salary

The HRCC considered industry trends, competitive market data and personal performance when determining NEO base salary increases for 2012. For 2013, base salary increases have been approved including approximately 3.7% for the President and CEO and an average of 3.7% for all other NEOs. The table below summarizes each NEO’s base salary and increases for 2012 and 2013.

Named Executive	2012			2013
	Base Salary	Increase		Base Salary	Increase
Stephen J.J. Letwin (1) President and CEO	$850,000	13.3	% (1)	$881,450	3.7%
Carol Banducci EVP & CFO	$436,815	4.0%		$453,851	3.9%
Gordon Stothart EVP & COO	$520,431	4.0%		$538,647	3.5%
Denis Miville-Deschênes SVP, Project Development	$416,000	4.0%		$430,560	3.5%
Craig MacDougall (2) SVP, Exploration	$325,000	12.0	% (2)	$336,375	3.5%

1.	Mr. Letwin’s initial compensation in 2010 was positioned below the competitive market. In recognition of his development as President & CEO and strong 2011 personal and corporate performance, Mr. Letwin’s base salary for 2012 was increased to $850,000 to better align with the competitive salaries of the Corporation’s comparator group.
2.	Mr. MacDougall was hired February 1, 2012 as VP, Exploration at a base salary of $290,000. He was promoted to SVP, Exploration on August 13, 2012 to a salary of $325,000 reflecting a 12% promotional increase.

2012 Short-term Incentive Plan

The formula below provides a starting point for the HRCC to determine short-term incentive payouts. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas may lead to an unwanted payout result that does not accurately reflect actual performance when viewed holistically; as a result, the experienced discretion of the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

Target STIP	x	Corporate Performance (x Weight)		+	Operating Performance (x Weight)		+	Functional Performance (x Weight)	x	Personal Multiplier	=	STIP Payout
		Relative TSR (1 year)	25%		Net Operating Cash Flow	60%		Varies for each NEO based on their role and defined objectives		Varies for each NEO
		Relative TSR (3 year)	25%		Reserve Replacement	25%
		ROCE	50%		Health, Safety	7.5%
					Sustainability	7.5%

Performance Criteria and Weightings

The nature of an executive’s role and responsibilities determines the performance criteria and respective weightings used to assess short-term performance. The performance criteria, targets and weightings assigned to criteria by the Board for NEO short-term incentive compensation in 2012 were as follows:

Named Executive Officer	STIP Target (% of Base Salary)(1)	Corporate Performance Weight	Operating Performance Weight	Functional Performance Weight
Stephen J.J. Letwin President and CEO	125%	40%	40%	20%
Carol Banducci EVP & CFO	75%	50%	25%	25%
Gordon Stothart EVP & COO	85%	30%	50%	20%
Denis Miville-Deschênes SVP, Project Development	65%	30%	20%	50%
Craig MacDougall SVP, Exploration	65%	30%	20%	50%

1.	The STIP targets for each of the NEOs were increased in 2012 to reflect competitive market targets.

All performance measures and targets used to determine STIP payments for NEOs are as disclosed below. Performance measures used are non-GAAP measures, set by the HRCC. The HRCC believes that adjusted measures provide a better reflection of performance for purposes of STIP compensation.

Short-term Incentive Plan – Corporate Performance

For 2012, the HRCC considered corporate performance compared to the industry and included an assessment of both 1-year and 3-year relative total shareholder return (share price appreciation and dividends) and relative return on capital. The aggregate corporate performance results fell below the threshold level resulting in a score of 0.45.

Relative Total Shareholder Return (TSR) (50% Weight of Corporate Performance)

To reduce the impact of any extraordinarily positive or negative year due to a non-recurring event, TSR is considered equally in terms of TSR over 1-year (25% weighting) and 3-year (25% weighting) periods. Furthermore, to offset the effect of gold price fluctuation on the Corporation’s return, total shareholder return is assessed relatively against the S&P/TSX Global Gold Index.

For a 1.0 score in the total shareholder return category, the Corporation’s total shareholder return must be at least 125% of the total shareholder return of the S&P/TSX Global Gold Index, and the score is subject to a maximum of 2.0. While this applies to situations where share performance is increasing as well as decreasing, the HRCC may exercise its discretion to reduce factor weightings in situations where the share performance is down in absolute terms, even if down by less than the referenced index. The actual TSR results for both the 1-year and 3-year metrics fell below threshold and therefore received a 0 score.

Weight	2012 Performance Range	Score (Multiple of Target)	2012 Actual Results	2012 Actual Score
1- year Relative Total Shareholder Return
25%	100% of S&P / TSX Global Gold Index	0.5	57% of Index	0
	125% of S&P / TSX Global Gold Index (Target)	1.0
	200% of S&P / TSX Global Gold Index	2.0
3- year Relative Total Shareholder Return
25%	100% of S&P / TSX Global Gold Index	0.5	34% of Index	0
	125% of S&P / TSX Global Gold Index (Target)	1.0
	200% of S&P / TSX Global Gold Index	2.0

Return on Capital Employed (ROCE) (50% Weight of Corporate Performance)

Return on capital employed is defined as earnings before interest and tax (EBIT) divided by total assets less current liabilities. ROCE is compared to the budgeted return on capital employed of the Corporation. For a 1.0 score, the Corporation must meet or exceed 110% of the budgeted ROCE and the score is subject to a cap of 2.0. Although the Corporation exceeded the budget by 6%, the compensation plan requires the Corporation achieve 10% above budget before it awards a target score of 1.0. As a result, actual performance is below the target and received a 0.9 score.

Weight	2012 Performance Range	Score (Multiple of Target)	2012 Actual Results	2012 Actual Score
50%	100% Budget	0.9	106% of Budget	0.9
	110% of Budget (Target)	1.0
	150% of Budget	2.0

Short-term Incentive Plan – Operating Performance

2012 operating performance was determined with reference to net operating cash flow, reserve replacement and health, safety and sustainability performance. The aggregate operating performance score was 0.63, below the target score of 1.0.

Net Operating Cash Flow (NOCF) (60% Weight of Operating Performance)

The net operating cash outflow is calculated as budgeted gold price per ounce less cash cost per ounce, multiplied by actual production, less capitalized stripping and brownfields exploration. Budget gold prices are used to adjust the impact of gold price fluctuations. The number may be adjusted for significant changes in capital expenditure or changes to planned project progress and is capped at 175% of target. The actual performance was slightly above the threshold and appropriately received a score of 0.8.

Weight	2012 Performance Range(1)	Score (Multiple of Target)	2012 Actual Results	2012 Actual Score
60%	$735 million Net Operating Cash Flow	0.8	$747 million NOCF	0.8
	$817 million Net Operating Cash Flow (Budget)	0.9
	$898 million Net Operating Cash Flow (Target)	1.0
	$980 million Net Operating Cash Flow	1.75

1.	2012 target is based on 110% of budget.

Reserve Replacement (25% Weight of Operating Performance)

Reserve replacement takes into account only the mines that are currently operating and does not account for the contribution of exploration or development projects, new projects or acquisitions or the impact of increases in gold price alone. Performance is measured based on the amount of ounces reserved, as a percentage of target. Actual performance fell below threshold and was appropriately scored 0 out of a possible 2.0

Weight	2012 Performance Range	Score (Multiple of Target)	2012 Actual Results	2012 Actual Score
25%	50% of target (ounces of gold, 000s)	0.5	19% of target	0.0
	100% of target (ounces of gold, 000s) (Target)	1.0
	150% of target (ounces of gold, 000s)	1.5
	200% of target (ounces of gold, 000s)	2.0

Health and Safety (7.5% Weight of Operating Performance)

The health and safety score is based, among other related components, on the severity and frequency of disabling incidents during the year, noting that any fatality results in a zero score. Safety is based on the Corporation’s current objective of a 15% to 25% reduction in Days Away, Restricted Duty and Transferred Duty (“DART”) for every mine over any 3 year rolling period, pro-rated regionally and corporately or, ultimately, zero accidents. The benchmark is DART frequency per 200,000 hours. Although the Corporation met its Health and Safety goals, it receives a 0 score due to a fatality.

Weight	2012 Performance Range	Score (Multiple of Target)	2012 Actual Results	2012 Actual Score
7.5%	(1) Rating: Fatality	0.0	(1) Rating	0.0
	(2) Rating: No Fatalities, DART of 1.1	0.5
	(3) Rating: No Fatalities, DART of 1.0 (Target)	1.0
	(4) Rating: No Fatalities, DART of 0.9	1.5
	(5) Rating: No Fatalities, DART of 0.5	2.0

Sustainability (7.5% Weight of Operating Performance)

The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year. The Corporation exceeded all of its targets and received a maximum score of 2.0 out of 2.0.

Weight	2012 Performance Range	Score (Multiple of Target)	2012 Actual Results	2012 Actual Score
7.5%	(1) Rating: No Certification	0.0	(5) Rating	2.0
	(2) Certification, No more than 1 level 5 environmental or community incident; no more than 1 level 4 environmental or community incident	0..5
	(3) Certification, No level 5 environmental or community incident; no more than 1 level 4 environmental or community incident (Target)	.75
	(4) Certification, No level 4 or 5 environmental or community incident	1.0
	(5) Certification, No level 4 or 5 environmental or community incident; acknowledged in Top 10 external sustainability ranking. Where no order ranking exists, acknowledged nationally in the top 50	2.0

Short-term Incentive Plan – Functional Performance

Functional performance reflects the performance (within budgetary constraints) of the function over which the NEO has principal oversight. Functional performance is related to and dependent on how the executive’s function (department) performs relative to objectives. Functional performance scores are assigned a score between 0 and 1.0. For 2012, actual performance scores for NEOs ranged between 0.8 and 1.0.

NEO	2012 Functional Performance Objectives	2012 Actual Score
Stephen J.J. Letwin President and CEO	• Promote and uphold Safety and Zero harm practices • Implement the IAMGOLD Compliance and governance framework • Optimize production with a focus on producing profit • Build a strategy and business plan for growth to achieve targeted ounces profitably • Complete the implementation of business performance measurement system • Evaluate and establish scalable organization structure staffed with high performing and accountable talent • Develop and solidify credibility with external and internal stakeholders	1.0

Carol Banducci EVP & CFO	• Promote and uphold Safety and Zero harm practices • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Execute long-term capital structure in support of project development • Capital management monitoring and reporting • Develop and implement a standard framework for financial reporting across the organization • Develop and implement tax efficient strategies and structures for projects	0.9

Gordon Stothart EVP & COO	• Zero fatalities, decrease serious injury and total injury frequency by 10% • Complete 100% of safety leading indicators • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Develop IAMGOLD leadership capability • Drive improvement of business systems • Achieve cash cost goal for existing operations • Implement operations and project development succession plans	0.8

Denis Miville-Deschênes SVP, Project Development	• Promote and uphold Safety and Zero harm practices • Achieve Essakane project deliverables • Select a mining scenario following the pre-feasibility study at Niobec • Obtain approval for Sadiola project • Achieve budget for Westwood and deliver against plan for exploration meters drilled	0.8

Craig MacDougall, SVP, Exploration	• Ensure zero fatalities, and no serious injuries • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Make an economic discovery on one or more projects • Add to the company’s resource inventory • Build leadership and management capabilities	0.8

Short-term Incentive Plan – Personal Performance Multiplier

Personal performance is evaluated by the HRCC in terms of the level of accomplishment of the functional goals established by the CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership skills, teamwork, succession management, mentoring, innovation, and general management ability and contribution for each executive for the year. Personal performance modifies the total performance score by a factor of 0.8 to 1.2.

Personal performance targets for each of the NEOs for 2012 were set by the HRCC and are dependent on the particular position held by the NEO. For 2012, personal performance scores ranged between 1.0 and 1.2.

NEO	2012 Actual Multiplier
Stephen J.J. Letwin, President and CEO	1.0
Carol Banducci, EVP & CFO	1.2
Gordon Stothart, EVP & COO	1.0
Denis Miville-Deschênes, SVP, Project Development	1.0
Craig MacDougall, SVP, Exploration	1.0

Board and HRCC Discretion

At the end of the year, the HRCC considers all relevant factors to determine the short-term incentive awards. The HRCC may, in its sole discretion, increase or decrease the total performance score for each NEO to a maximum of 200% of target and a minimum of zero. The Board can exercise discretion to award compensation absent attainment of the relevant performance goal or to reduce or increase the award or payout, in all cases to ensure pay and performance alignment.

In 2012, the Board, at its discretion, approved a modification to the form of the Short-term Incentive award for the CEO and COO. At the CEO’s request, the Board approved 100% of the STIP award paid as 35-month cliff-vested Restricted Share Units (“RSUs”), and at the COO’s election, approximately 19% of the COO’s STIP award paid as RSUs and the remainder in cash. RSUs align the executive’s commitment to the longer term performance of the company in light of the challenging operating and share price performance of 2012.

2012 Short-term Incentive Plan Individual Award Determinations

Based on the performance achieved in 2012, the following shows the calculation of the actual performance result for the NEOs:

Named Executive	Corporate Performance (Score x Weight)	Operating Performance (Score x Weight)	Functional Performance (Score x Weight)	Personal Multiplier	Actual Total Performance (Multiple of Target)
Stephen J.J. Letwin President and CEO	.45 x 40%	0.63 x 40%	1.0 x 20%	1.0	.63
Carol Banducci EVP & CFO	.45 x 50%	0.63 x 25%	0.9 x 25%	1.2	.73
Gordon Stothart EVP & COO	.45 x 30%	0.63 x 50%	0.8 x 20%	1.0	.61
Denis Miville-Deschênes SVP, Project Development	.45 x 30%	0.63 x 20%	0.8 x 50%	1.0	.66
Craig MacDougall (1) SVP, Exploration	.45 x 30%	0.63 x 20%	0.8 x 50%	1.0	.66

1.	Mr. MacDougall’s start date was February 1, 2012 and he was promoted to SVP, Exploration on August 13, 2012.

Based on the above performance result for each NEO, and based on the short term incentive plan criteria, the following shows the actual short term incentive awarded to each of the NEOs.

Named Executive	STI Target (% of Base Salary)	Actual Total Performance (Multiple of Target)	STI Earned for 2012 (% of Base Salary)	STI Earned for 2012 (Paid in 2013)
Stephen J.J. Letwin President and CEO	125%	0.63	79%	$671,500	(1)
Carol Banducci EVP & CFO	75%	0.73	55%	$239,157
Gordon Stothart EVP & COO	85%	0.61	52%	$269,844	(2)
Denis Miville-Deschênes SVP, Project Development	65%	0.66	43%	$178,735
Craig MacDougall SVP, Exploration	65%	0.66	33%	$106,424	(3)

1.	The President & Chief Executive Officer elected to receive his entire Short-term Incentive compensation in the form RSUs that cliff-vest in 35 months.
2.	The Executive Vice President & Chief Operating Officer elected to receive 19 percent of his Short-term Incentive compensation in the form RSUs that cliff-vest in 35 months, and 81 percent in cash.
3.	Craig MacDougall’s payout reflects a partial year award pro-rated for the period during 2012 that he acted as Vice President Exploration (6 months) as well as time as the Senior Vice President, Exploration (5 months).

Long-term Incentive Plan Grant Determinations

The size of long term incentive plan (“LTIP”) grants is directly tied to performance, as measured in the short-term incentive plan. Based on actual performance in the prior year, the LTIP grant size generally ranges from 100% to 300% of the STIP awarded to the NEO.

Grants under the LTIP are made using stock options and/or performance share units (“PSUs”), with a targeted mix of 75% and 25%, respectively. Near the beginning of the applicable performance year, a PSU grant is made, representing 25% of the targeted LTIP mix. The stock option grant for that year is made following completion of the fiscal year, once corporate and individual performance has been assessed. The number of stock options actually granted is based on the actual performance during the year, and may be more or less than the targeted LTIP mix of 75%.

Stock Options

As part of the Share Incentive Plan, the Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Stock options granted in 2012 vest equally (20%) over five years following the date of grant. Stock options expire after seven years from the date of grant.

Performance Share Units

As part of the Share Incentive Plan, the Deferred Share Plan provides for the grant of PSUs with performance vesting criteria, typically measured over a 36 month period. Performance measures include 3-year relative Total Shareholder Return (50% weight) and 3-year growth in production (50% weight):

Measure	Description
3 Year Relative TSR (50% weight)	For a 1.0 score the Corporation’s total shareholder return must be at least 110% of the total shareholder return of the S&P/TSX Global Gold Index with a cap of 1.0 on the score that can be obtained.
3 Year Growth in Production (50% weight)	For a 1.0 score the annual production at the end of fiscal 2014 must be at least 100% of the target production of 1,193,000 oz. with a cap of 1.0 on the score that can be obtained.

Long-term Incentive Grants For 2012

2012 LTIP grants were based on an assessment of 2012 individual and company performance, consistent with the guidelines and performance criteria used to determine the size of the 2012 STIP awards. Recipients may receive a greater or lesser LTIP grant value based on their annual performance and the annual performance of the Corporation. Prior to 2012, the range of LTIP grants could range from 50% to 200% of the STIP awarded to the NEO. In February 2012, the range of LTIP grants was revised to reflect a range of 100% to 300% of the STIP awarded to the NEO, to align LTIP grant levels with the competitive market.

Based on these considerations and the Corporation’s executive compensation policy, the table below summarizes NEO LTIP grants in respect of 2012 performance, including stock options granted in February 2013 and PSUs granted in March 2012. The compensation plan strongly links the Corporation’s performance to executive compensation payouts in any given year. The table below reflects how the HRCC views total direct compensation for the NEOs in 2012 and it is important to note the difference to that which is presented in the Summary Compensation Table.

The main difference is that stock options in the table below (granted February 2013) are tied directly to 2012 Corporate and individual executive performance while the options granted in March 2012 (from the Summary Compensation Table) were awarded with respect to 2011 performance, yet due to regulatory requirements must be disclosed in the calendar year received (not earned).

Named Executive	LTIP Grants For 2012 Compensation			Total Direct Compensation (1)
	PSUs (March 2012)	Stock Options (February 2013)	Total LTIP (PSUs + Options)
Stephen J.J. Letwin President and CEO	$395,100	$871,500	$1,266,600	$2,788,100
Carol Banducci EVP & CFO	$158,040	$261,450	$419,490	$1,095,462
Gordon Stothart EVP & COO	$158,040	$261,450	$419,490	$1,209,765
Denis Miville-Deschênes SVP, Project Development	$92,190	$211,650	$303,840	$898,575
Craig MacDougall(2) SVP, Exploration	$172,440	$211,650	$384,090	$769,764

1.	Total direct compensation includes: 2012 base salary + 2012 actual STIP payout + 2012 PSUs (granted March 2012) + 2012 stock options (granted February 2013).
2.	Craig MacDougall was hired February 1, 2012 as VP, Exploration and received a new hire grant of 8000 PSUs valued at $105,360. Mr. MacDougall was promoted to SVP, Exploration on August 13, 2012 and received 6000 PSUs valued at $67,080. Mr. MacDougall’s Total Direct Compensation reflects a pro-rated STIP and a pro-rated base salary for the time he acted as VP, Exploration and as SVP, Exploration.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn$100 invested in IAMGOLD Common Shares on the Toronto Stock Exchange on December 31, 2007 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) for the five most recently completed financial years.

The total cumulative shareholder return for Cdn$100 invested in IAMGOLD Common Shares was Cdn$141 compared to Cdn$90 for the S&P/TSX Composite Index and $98 for the S&P/TSX Global Gold Index.

To evaluate the trend in IAMGOLD’s compensation levels in relation to the Corporation’s absolute and relative performance as measured in the graph below, IAMGOLD relied on total annual compensation awarded for fiscal years 2008 through 2012 on the same basis as disclosed in the “Summary Compensation Table” for NEOs (i.e., salary, short-term incentive paid, grant date fair value of long-term incentives, compensatory change in pension value and all other compensation). Fiscal year 2007 compensation is used as the base amount for comparing changes in compensation over the five year period. For 2012, IAMGOLD’s total NEO compensation includes Chief Executive Officer, Mr. Letwin, and the other NEOs (Ms. Banducci and Messrs. Stothart, Miville-Deschênes, and MacDougall). It is important to note that the grant date fair value of compensation is not necessarily equal to the value actually received by a NEO, particularly given IAMGOLD’s executive compensation arrangements include a significant portion of pay “at risk” aligned with total shareholder return performance. The value realized from long-term incentive awards could be higher or lower than the grant date fair value based on the performance of IAMGOLD’s shares and employee exercise decisions.

Overall, the change in total NEO grant date compensation is aligned with the performance of IAMGOLD’s share price and total shareholder return. Between 2007 and 2009, NEO compensation was relatively flat. In 2010, aggregate NEO compensation increased significantly reflecting the CEO transition and subsequent on-hire awards for the new CEO during the year. Total NEO compensation between 2010 and 2012 has also remained relatively flat.

Change in Named Executive Officer (NEO) Total Compensation

vs. IAMGOLD Cumulative Value of Cdn. $100 Investment

From December 31, 2007 to December 31, 2012

1.	For purposes of this analysis, 2010 NEO compensation includes Mr. Jones (Interim President and CEO) and Mr. Letwin (President and CEO) and excludes Mr. Conway (Past President & CEO). Mr. Conway’s end date was January 15, 2010.
2.	Salary + Actual Short-Term Incentive + Grant Date Value of Equity + Pension + All Other Compensation.

SUMMARY COMPENSATION TABLE

The following table sets out the total compensation actually paid to the Named Executive Officers in the most recently completed financial year as well as two previous financial years, to the extent the Named Executive Officer was employed with the Corporation, and all of the constituents of total compensation. Again, it is important to note the difference in compensation disclosure found in the ‘LTIP Grants for 2012 Compensation’ table and the Summary Compensation Table below.

•

the option based awards shown in the Summary Compensation Table are granted in 2012 but are awarded by the HRCC for company and individual performance achieved in 2011; as a result, the values shown in the Summary Compensation Table are not lined up with the performance year for which the award was made and are not reflective of the performance in the calendar year in which the grant was actually made.

•

the ‘LTIP Grants for 2012 Compensation’ table provides a better representation of the total LTIP value granted (comprised of stock options and PSUs) for the applicable performance year, which results in a different Total Compensation value than shown below and better corresponds to performance for that performance year.

Name and Principal Position (1)	Year	Salary ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Non Equity Incentives		Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp. ($)
					Annual Incentive Plans (4) ($)	Long-term Incentive Plans ($)
Stephen J.J. Letwin (8)	2012	850,000	395,100	1,490,680	671,500	—	23,820	132,581	3,563,681
President and CEO	2011	750,000	373,000	1,130,496	783,000	—	21,635	130,734	3,188,865
	2010	129,808	1,436,871	1,351,822	—	—	—	6,764	2,925,265
Carol Banducci	2012	436,815	158,040	389,870	239,157	—	21,551	21,535	1,266,968
EVP and CFO	2011	420,014	208,038	454,211	345,310	—	20,710	21,594	1,469,877
	2010	403,860	—	383,188	294,010	—	20,000	18,986	1,120,044
Gordon Stothart (9)	2012	520,431	158,040	389,870	269,844	—	22,002	19,487	1,379,674
EVP and COO	2011	500,415	227,687	454,211	315,520	—	20,000	22,495	1,540,328
	2010	482,560	—	498,834	260,341	—	20,000	16,760	1,278,495
Denis Miville-Deschenes	2012	416,000	92,190	298,136	178,735	—	18,395	20,059	1,023,515
SVP, Project Development	2011	350,565	110,585	209,639	198,050	—	17,503	18,036	904,378
	2010	335,860	—	274,434	154,496	—	16,923	—	781,713
Craig MacDougall (7)	2012	278,923	172,440	329,352	106,424	—	13,611	5,942	906,692
SVP, Exploration	2011	—	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—	—

Notes to the Summary Compensation Table:

1.	All Named Executive Officers receive their compensation in Canadian Dollars.
2.	Represents grant date value of awards under the Deferred Share Plan and Share Bonus Plan. The Compensation Committee grant decisions were based on granting a dollar value rather than a number of share awards. The grant date value of the 2012 PSU awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the date of grant, assuming 100% vesting. The accounting fair values of the 2012 PSU grants to NEOs were as follows: Mr. Letwin—$287,560, Ms. Banducci—$115,024, Mr. Stothart—$115,024, Mr. Miville-Deschenes—$67,097, Mr. MacDougall—$124,484. The accounting fair value was calculated using a Monte-Carlo model and the following assumptions: For the LTI grant: volatility – 42%, interest rate – 1.36% expected life – 2.9 years and market price of $13.17 on the date of grant. For the additional grant for Mr. MacDougall: volatility – 42%, interest rate – 1.16%, expected life – 2.9 years and market price of $11.18 on the date of grant.
3.

The HRCC grant decisions are based on granting a specified dollar value. The 2012 LTI grants have been valued using the accounting fair value of $ 4.59CAD per share. This 2012 grant value is calculated using a Black-Scholes model and the following assumptions: volatility—45%, dividend yield—1.88%, interest rate—1.56%, expected life—5 years and exercise price of $13.28 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $13.28. Mr. MacDougall’s first grant has an accounting fair value of $5.17CAD per share. This grant is calculated using a Black-Scholes model and the following assumptions: volatility—46%, dividend yield—1.65%, interest rate—1.43%, expected life—5 years and exercise price of $15.40 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $14.96. Mr. MacDougall’s second grant has an accounting fair value of $4.94CAD per share. This grant is calculated using a Black-Scholes model and the following assumptions: volatility—45%, dividend yield—1.70%, interest rate—1.42%, expected life—5 years and exercise price of $14.24 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $14.24.
4.	STIs are included in year earned and LTIs are included in the year granted.
5.	Values in pension column represent employer contributions to the Defined Contribution pension plan.
6.	All other compensation includes employer contributions to the Share Purchase Plan, and perquisites. For Mr. Letwin contributions to the Share Purchase Plan are $31,875 and the perquisite is a housing allowance of $100,706.
7.	Mr. MacDougall’s start date was February 1, 2012 with an annual salary of $290,000. Mr. MacDougall was promoted to SVP, Exploration on August 13, 2012 with an increase in annual salary to $325,000.
8.	The annual performance bonus award earned by our Chief Executive Officer in 2012 was paid 100 percent in the form of a grant of RSUs. The Board made its decision to pay the annual performance bonus award in the form of RSUs, considering a number of factors, including Mr. Letwin’s request that his bonus be allocated in RSUs.
9.	The annual performance bonus award earned by our Chief Operations Officer in 2012 was paid in the form of cash and a grant of RSUs. The Board made its decision to pay $51,740 of the annual performance bonus award in the form of RSUs, considering a number of factors.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the Named Executive Officers all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year.

	Option—Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in- the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1)	Market or payout value of shares that have vested and not paid out or distributed
Stephen J.J. Letwin	150,000	$17.98	10/11/2017	—	75,000	$854,250
	150,000	$18.65	16/05/2018	—	50,000	$569,500
	325,000	$13.28	30/03/2019	—
Total	625,000			—	125,000	$1,423,750	—
Carol Banducci	85,750	$6.40	16/05/2013	$427,893	23,800	$271,082
	52,000	$11.59	19/05/2014	—
	63,950	$13.80	24/03/2015	—
	60,267	$18.65	16/05/2018	—
	85,000	$13.28	30/03/2019	—
Total	346,967			$427,893	23,800	$271,082	—
Gordon Stothart	80,000	$11.59	19/05/2014	—	24,780	$282,244
	83,250	$13.80	24/03/2015	—
	60,267	$18.65	16/05/2018	—
	85,000	$13.28	30/03/2019	—
Total	308,517			$0	24,780	$282,244	—
Denis Miville-Deschenes	100,000	$6.40	16/05/2013	$499,000	13,180	$150,120
	35,000	$11.59	19/05/2014	—
	45,800	$13.80	24/03/2015	—
	27,816	$18.65	16/05/2018	—
	65,000	$13.28	30/03/2019	—
Total	273,616			$499,000	13,180	$150,120	—
Craig MacDougall	35,000	$15.40	2/29/2019	—	14,000	$159,460
	30,000	$14.24	13/09/2019	—
Total	65,000			$0	14,000	$159,460	—

1.	The value of the option based awards and share-based awards is calculated in Canadian dollars using a closing market price on the Toronto Stock Exchange of $11.39 as of December 31, 2012.

Value of Vested or Earned Awards During the Year

Name	Option-Based awards -Value vested during the year	Share-Based awards -Value vested during the year	Non-equity incentive plan compensation - Value earned during the year (1)
Stephen J.J. Letwin (2)	$0	$0	$671,500
Carol Banducci	$93,125	$23,450	$239,157
Gordon Stothart (3)	$0	$35,175	$269,844
Denis Miville-Deschenes	$74,500	$0	$178,735
Craig MacDougall	$0	$0	$106,424

1.	Non-Equity Incentive Plan compensation includes the amount of the annual performance bonus awards earned by our NEOS for the noted year, as paid in the following year. As may be identified (see note 2 and 3 below), a portion of the non-equity compensation may be paid in the form of DSUs, but is not shown in this table as share-based awards to avoid duplication of reporting of the amount.
2.	The annual performance bonus award earned by our Chief Executive Officer in 2012 was paid 100 percent in the form of a grant of RSUs. The Board made its decision to pay the annual performance bonus award in the form of RSUs, considering a number of factors, including Mr. Letwin’s request that his bonus be allocated in RSUs.
3.	The annual performance bonus award earned by our Chief Operations Officer in 2012 was paid in the form of cash and a grant of RSUs. The Board made its decision to pay $51,740 of the annual performance bonus award in the form of RSUs, considering a number of factors.

PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all salaried employees (the “Plan”). The Named Executive Officers participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the Named Executive Officer, each receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the Named Executive Officer, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the employee contribution. If a Named Executive Officer contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are made as deposits at Great West-London Life and are invested following the investment instructions provided by the Named Executive Officer.

Name	Accumulated value at start of year (1)	Compensatory	Non- Compensatory (1)	Accumulated value at year end
Stephen J. J. Letwin	$22,048	$23,820	$2,809	$48,677
Carol Banducci	$97,153	$21,551	$10,686	$129,390
Gordon Stothart	$80,759	$22,002	$5,753	$108,514
Denis Miville-Deschenes	$100,081	$18,395	$7,968	$126,444
Craig MacDougall	$0	$13,611	$10,858	$24,469

1.	Non-compensatory amounts in the above table include NEO contributions, investment returns and the change in accumulated value due to change in exchange rates during 2012.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with each of the Named Executive Officers (“Employment Agreements”). The Employment Agreements describe the terms and conditions under which the Named Executive Officers have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Pursuant to the Employment Agreements:

Termination Without Cause: Except in the case of Messrs. Letwin and MacDougall (described below), following a termination by the Corporation of a Named Executive Officer without cause, the Corporation will continue to pay the Named Executive Officer for a period of 24 months the annual salary of the Named Executive Officer in effect immediately prior to termination. Alternatively, the Named Executive Officer can elect to receive all or a portion of the 24 month payment as a lump sum. In addition, for the 24 months following termination, any benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, and any options to purchase securities of the Corporation immediately vest on termination without cause and remain exercisable for a period of 60 days following termination. Any constructive termination or dismissal of the Named Executive Officer is treated as a termination without cause.

In respect of Mr. Letwin, the Corporation may terminate his employment without cause by providing 24 months of working notice or, in lieu of all or part of this working notice period, by continuing to pay his annual salary and two times (2X) the average annual STIP compensation for the preceding two fiscal years, pro-rated and paid as a monthly amount. Should Mr. Letwin commence new employment during this period, all payments in lieu of working notice shall cease and the STIP compensation portion shall be pro-rated accordingly. In the case of Mr. MacDougall, the Corporation may terminate his employment without cause, if within twelve months of the start of employment, with 6 months of working notice, if after twelve months but within eighteen months of the start of employment, with 12 months of working notice, if after eighteen months but within twenty-four months of the start of employment, with 18 months of working notice and, if after twenty-four months of the start of employment, with twenty-four months of working notice. In lieu of all or part of this working notice to Mr. MacDougall, the Corporation may continue to pay his annual salary and the average annual STIP compensation for the preceding two fiscal years, pro-rated and paid as a monthly amount. In the case of both Messrs. Letwin and MacDougall, during the notice period, or pay in lieu thereof, any benefits remain in force, to the extent permissible under the terms of applicable benefit plans. Only those options then vested and exercisable at the date of termination remain exercisable for 60 days following termination. If pay in lieu of notice is provided, the date of termination shall be the last day worked and there shall be no vesting of options or other equity based awards during the period of pay in lieu of notice. Any constructive termination or dismissal is treated as a termination without cause.

Change of Control: Except in the case of Messrs. Letwin and MacDougall, upon a change of control of the Corporation, the employment of the Named Executive Officer is deemed to have terminated without cause and (if the change of control payment and benefit entitlement is not waived by the Named Executive Officer within 60 days after the change of control) a lump sum payment is to be made by the Corporation to the Named Executive Officer in an amount equal to twice the annual salary in effect immediately prior to termination. In addition, any rights and benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, for a period of 24 months after the change of control and any options to purchase securities of the Corporation and deferred securities of the Corporation immediately vest on a change of control and remain exercisable for a period of 60 days following termination. For the purposes of the Employment Agreements, a “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities.

As is the case for Messrs. Letwin and MacDougall, the Corporation will not enter into any new executive employment agreement without a “double trigger” in respect of change of control severance entitlement. An executive must have been dismissed or constructively dismissed within a certain period of time following a change of control event, in addition to the change of control event, in order to be entitled to change of control compensation.

In the event Mr. Letwin’s employment is terminated or constructively terminated by the Corporation without cause within a 12 month period following a “change of control” (as previously defined) of the Corporation, the Corporation shall pay Mr. Letwin a lump sum equal to the payments in lieu of notice he is entitled to in the case of a termination without cause. Benefits remain in force, to the extent permissible under benefit plans, for 24 months following the date of termination. In the event Mr. MacDougall’s employment is terminated or constructively terminated by the Corporation without cause within a 12 month period following a “change of control” he shall be entitled to the continued payments, in lieu of working notice, and benefits he is entitled to in the case of a termination without cause. Any options to purchase or rights or entitlements to acquire securities of the Corporation vest on acceptance of a bid or other changes constituting a change of control and remain exercisable for the following 60 days.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the Named Executive Officers may not engage in any business activity in competition with the business of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused the Corporation if a Named Executive Officer were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any remedy it may have at law.

The following table sets out the estimated incremental payments to the NEOs, individually and in the aggregate in the event of resignation, retirement, termination without cause, termination with cause and change in control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the case of a change of control, assuming change of control compensation was payable). Values represent a lump sum in terms of salary and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	Carol Banducci	Gordon Stothart	Denis Miville- Deschenes	Craig MacDougall
Resignation
Severance	—	—	—	—	—
Equity	—	—	—	—	—
Benefits	—	—	—	—	—
Total	—	—	—	—	—
Retirement (1)
Severance
Equity
Benefits
Total	n/a	n/a	n/a	n/a	n/a
Termination with Cause
Severance	—	—	—	—	—
Equity	—	—	—	—	—
Benefits	—	—	—	—	—
Total	—	—	—	—	—
Termination without Cause
Severance	$3,154,500	$873,630	$1,040,862	$832,000	$215,712
Equity	$1,082,050	$271,082	$282,244	$150,120	$0
Benefits	$306,000	$157,253	$187,355	$241,280	$29,250
Total	$4,542,550	$1,301,965	$1,510,461	$1,223,400	$244,962
Change in Control
Severance	$3,154,500	$873,630	$1,040,862	$832,000	$215,712
Equity	$1,423,750	$271,082	$282,244	$150,120	$159,460
Benefits	$306,000	$157,253	$187,355	$241,280	$29,250
Total	$4,884,250	$1,301,965	$1,510,461	$1,223,400	$404,422

1.	As of December 31, 2012, none of the Named Executive Officers were eligible for retirement.

DIRECTOR COMPENSATION

The NCGC, as part of its mandate, and the Board consider director remuneration, in both structure and amount, relative to that of the Corporation’s peer group of companies, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, risks and the time commitment associated with a directorship of a large, publicly-traded, cross-listed corporation.

Mr. Pugliese, Chairman of the Board, receives an ongoing annual retainer of $325,000, half of which is required to be paid in the form of an annual grant of Common Shares until, at the very least, the Chairman of the Board’s share ownership requirement is achieved. Mr. Pugliese’s direct and indirect holdings of Common Shares were valued at $46,921,891, significantly above his share ownership requirements of $600,000. Common share awards vest at the end of one year from the date of grant on January 1 of each year.

Other than Messrs. Pugliese and Letwin (who, as CEO, receives no additional compensation while acting in the capacity of an executive director and whose compensation is fully reflected in the Statement of Executive Compensation, together with the other NEOs), each director receives an ongoing annual cash retainer of $70,000 and an ongoing annual equity retainer of $70,000, which is issuable in Common Shares, at a price per Common Share equal to the weighted average trading price of a Common Share for the thirty trade days preceding the date of grant, vesting one year from the date of grant on January 1 of each year (similar to the Chairman of the Board, until his share ownership requirement is met).

Other than Messrs. Pugliese and Letwin, each director also receives $2,000 for each Board meeting or Board Committee meeting attended. In addition, in recognition of additional responsibilities and time commitment, the Chairmen of the Audit and Finance Committee and the Human Resources and Compensation Committee each receive an annual cash retainer of $15,000 (this retainer was increased to $25,000 effective January 1, 2013) and the Chairmen of the Nominating and Corporate Governance Committee, the Environmental, Health and Safety Committee and the Resources and Reserves Committee each receive an annual cash retainer of $10,000.

Any director travelling in excess of four hours to attend either a Board meeting or Board Committee meeting is entitled to a travel fee of $1,750. Other than upon the initial appointment to the Board, a director is not eligible to receive stock options under the Share Incentive Plan of the Corporation. Directors no longer receive stock options.

The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total Compensation
William D. Pugliese	$325,000	—	—	—	—	—	$325,000
Derek Bullock (1)	$91,500	—	—	—	—	—	$91,500
John E. Caldwell	$167,250	$35,863	—	—	—	—	$203,113
Donald K. Charter	$170,000	$35,863	—	—	—	—	$205,863
W. Robert Dengler	$171,750	$35,863	—	—	—	—	$207,613
Guy G. Dufresne	$155,750	$35,863	—	—	—	—	$191,613
Mahendra Naik	$157,000	$35,863	—	—	—	—	$192,863
John T. Shaw	$163,750	$35,863	—	—	—	—	$199,613
Timothy Snider	$118,000	—	—	—	—	—	$118,000
Richard J. Hall	$169,583	—	—	—	—	—	$169,583

1.	Derek Bullock resigned from the board on May 14, 2012.

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the Named Executive Officers, the following table sets out all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year for the directors.

Outstanding Share-based Awards and Option-based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed
William D. Pugliese	7,500	$6.40	16/05/2013	37,425	—	—	—
Derek Bullock (2)	7,500	$6.40	16/05/2013	37,425	—	—	—
John E. Caldwell	—	—	—	—	—	—	$33,418
Donald K. Charter	—	—	—	—	—	—	$33,418
W. Robert Dengler	—	—	—	—	—	—	$33,418
Guy G. Dufresne	—	—	—	—	—	—	$33,418
Mahendra Naik	10,000	$6.40	16/05/2013	49,900	—	—	$33,418
John T. Shaw	—	—	—	—	—	—	$33,418
Timothy Snider	—	—	—	—	—	—	—
Richard J. Hall	—	—	—	—	—	—	—

1.	The value of the option based awards and share-based awards are calculated using IAMGOLD’s closing market price on the Toronto Stock Exchange of $11.39 as of December 31, 2012
2.	Derek Bullock resigned from the board on May 14, 2012.

Also similar to the earlier disclosure provided with respect to the Named Executive Officers, for the Directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of options or shares assuming the options were exercised upon vesting. The Directors do not participate in that non-equity incentive plan of the Named Executive Officers consisting of the short-term cash performance bonus.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation -Value earned during the year
William D. Pugliese	$22,350	—	—
Derek Bullock (1)	$7,450	—	—
John E. Caldwell	—	$33,418	—
Donald K. Charter	—	$33,418	—
W . Robert Dengler	—	$33,418	—
Guy G. Dufresne	—	$33,418	—
Mahendra Naik	$7,450	$33,418	—
John T. Shaw	—	$33,418	—
Timothy Snider	—	—	—
Richard J. Hall	—	—	—

1.	Derek Bullock resigned from the board on May 14, 2012

Director Share Ownership

With a view to aligning director and stakeholder interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 (measured at the date of acquisition) worth of shares ($600,000 for the Chairman of the Board) or a multiple of 4.3x the ongoing annual cash retainer for a director, to be achieved within five years.

Information as to the number of Common Shares beneficially owned, directly or indirectly, and/or over which control or direction is exercised by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at April 15, 2013.

Name	Year First Became Director of the Corporation	Ownership Requirement[3]	Beneficial Ownership[1]
			Number of Common Shares	Value of Common Shares [2]	Multiple of Ownership Requirement	Ownership Requirement Achieved?
William D. Pugliese	1990	$600,000	4,119,569	$46,921,891	78.2x	Yes
Stephen J.J. Letwin	2010	$300,000	113,356	$1,291,125	4.3x	Yes
John E. Caldwell	2006	$300,000	16,916	$192,673	0.6x	No
Donald K. Charter	1994	$300,000	146,734	$1,671,300	5.6x	Yes
W. Robert Dengler	2005	$300,000	47,934	$545,968	1.8x	Yes
Guy G. Dufresne	2006	$300,000	40,602	$462,457	1.5x	Yes
Mahendra Naik	2000	$300,000	518,534	$5,906,102	19.7x	Yes
John T. Shaw	2006	$300,000	17,934	$204,268	0.7x	No
Timothy Snider	2011	$300,000	6,978	$79,479	0.3x	No
Richard J. Hall	2012	$300,000	4,900	$55,811	0.2x	No

1.	Owned directly or indirectly or over which control or direction is exercised.
2.	Based on IAMGOLD’s closing market share price on the Toronto Stock Exchange of $11.39 as of December 31, 2012.
3.	Directors are required to achieve share ownership requirements within five years of commencement of directorship, or, for existing directors, within five years of October 1, 2011. Achievement of director share ownership requirement calculated at the date of acquisition of shares.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of $75 million for the period from November 1, 2012 to November 1, 2013. The deductible amount on the policy is $500,000 and the total premium is $479,695.

SHARE INCENTIVE PLAN

The Corporation has established a Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing), each hereinafter referred to as a “Participant” which may be designated from time to time by the directors of the Corporation or a designated committee thereof (in either case the “Board”). The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan. The following is a summary of the Share Incentive Plan, which is qualified in its entirety by the provisions of the Share Incentive Plan, a copy of which is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan.

There are currently 25,107,401 Common Shares (or approximately 6.67% of the issued and outstanding Common Shares) authorized for issue under the Share Incentive Plan. Since the adoption of the Share Incentive Plan, an aggregate of 22,192,019 Common Shares have been issued and are issuable under the Share Incentive Plan as follows: 63,558 Common Shares have been issued pursuant to the Share Purchase Plan; 309,301 Common Shares have been issued and 159,198 Common Shares are issuable pursuant to the Share Bonus Plan; 118,198 Common Shares have been issued and 1,666,986 Common Shares are issuable pursuant to the Deferred Share Plan; and option exercises have resulted in the issue of 13,748,800 Common Shares under the Share Option Plan and options to purchase 6,125,978 Common Shares are outstanding under the Share Option Plan. As a result, assuming all of the existing options are exercised in full and all Common Shares otherwise issuable under the Share Incentive Plan are issued, an aggregate of 2,915,382Common Shares (or approximately 0.77% of the issued and outstanding Common Shares) will remain available for issue from treasury under the Share Incentive Plan.

Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan:

1.	Any amendment of a “housekeeping” nature,

2.	Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	Any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	Any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

7.	Any amendment to the categories of persons who are Participants,

8.	Any amendment to the contribution mechanics of the Share Purchase Plan,

9.	Any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	Any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.	any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Plan,

2.	any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

3.	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 8.08 of the Plan,

4.	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

5.	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Plan, and

6.	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Plan.

As noted above, shareholder approval is required for any amendment to the Share Incentive Plan or to the terms of any award granted under the Share Incentive Plan that (i) increases the number of Common Shares reserved for issue from treasury under the Share Incentive Plan or reduces the exercise price of an option (for this purpose, a cancellation or termination of an option to a Participant prior to its expiry date for the purpose of reissuing an option to the same Participant with a lower exercise price would be treated as an amendment to reduce the exercise price of an option) except in connection with a stock split, spin-off, share dividend, share combination, recapitalization, merger, change of control or similar event, (ii) any amendment which would change the number of days with respect to the extension of the expiration date of options expiring during or immediately following a blackout period, (iii) extends the term of an option other than as then permitted by the Share Incentive Plan, or (iv) permits awards to be transferred other than as permitted by the Share Incentive Plan. In 2012, following shareholder approval, the Share Incentive Plan was amended to:

(i)	increase the number of Common Shares currently issuable from treasury under the Share Incentive Plan by 1,000,000 from 4,672,326 to 5,672,326 Common Shares, in the aggregate; and

(ii)	add provisions to section 8.03(b) of the Share Incentive Plan, requiring shareholder approval by ordinary resolution for (a) any amendment to the Share Incentive Plan to change its amending provisions as set forth in Sections 8.03 (a)(ii) ad 8.03(b), and (b) any amendment to the Share Incentive Plan that will increase the limits previously imposed on non-employee director participation in the Share Incentive Plan (currently, the number of Common Shares reserved under the Share Incentive Plan for issue to non-employee directors is (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board – see Share Incentive Plan— Insider Limitation), and, for greater certainty, to add wording to section 8.03(a)(ii)(1) of the Share Incentive Plan respecting the Board’s right to amend the Share Incentive Plan in connection with its administration or implementation, in the event of a reallocation of previously reserved Common Shares under the Share Incentive Plan (pursuant to shareholder approval) among any of the plans comprising the Share Incentive Plan.

Insider Limitations

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding. In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (other than non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for, or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

For the period commencing on January 1, 2012 and ending on the date of this Circular, Common Shares were purchased in the market. An aggregate of 63,558 Common Shares have been issued to date under the Share Purchase Plan representing less than approximately 0.02% of the outstanding Common Shares.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants. The maximum number of Common Shares made available for issue from treasury under the Share Bonus Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 740,511 Common Shares in the aggregate and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Share Bonus Plan exceed the lesser of 740,511 Common Shares and 1% of the number of Common Shares then outstanding.

309,301 Common Shares have been issued and 159,198 Common Shares are issuable to date under the Share Bonus Plan, representing, in the aggregate, less than approximately 0.12% of the outstanding Common Shares.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all the designated affiliates of the Corporation (a “Designated Affiliate”) or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

Currently 118,198 Common Shares have been issued and 1,666,986 Common Shares are issuable pursuant to the Deferred Share Plan, representing, in the aggregate, approximately 0.47% of the outstanding Common Shares.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

(a)	in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

(b)	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

(c)	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation or a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a Designated Affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the

Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a Designated Affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

To date, option exercises have resulted in the issuance of an aggregate of 13,748,800 Common Shares, representing approximately 3.65% of the current outstanding Common Shares. Options to purchase an aggregate of 6,125,978 Common Shares are currently outstanding, representing approximately 1.63% of the current outstanding Common Shares.

Equity Compensation Plan Information

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
IAMGOLD Share Option Plan	6,125,978	$11.89	382,623	4.6548
Share Bonus Plan	159,198	$0	272,012	n/a
Deferred Share Plan	1,666,986	$0	574,305	n/a

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Corporation are committed to a high standard of corporate governance and set an appropriate “tone at the top” for all of those employed by or doing business with the Corporation. The directors recognize that a high standard of corporate governance is important for the successful operation of the business, the preservation of its reputation and the creation of shareholder value, all of which are in the long-term best interests of the Corporation.

The Board has formed a standing Nominating and Corporate Governance Committee (the “NCGC”), the current members of which are John T. Shaw (as Chairman), John E. Caldwell and W. Robert Dengler, to oversee the Corporation’s continued compliance with corporate governance requirements of applicable regulatory authorities. The NCGC monitors the evolving corporate governance practices put forward by shareholder advocates and proxy advisors. In addition, the Corporation adopts other practices consistent with its high standard of governance that exceed those expected by applicable regulatory requirements.

The Corporation is listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Corporation complies with all corporate governance requirements of the Canadian Securities Administrators and the TSX. The Corporation complies with the corporate governance requirements of applicable United States securities regulatory authorities, such as the NYSE, as a “foreign private issuer” under Rule 3b-4(c) of the Securities Exchange Act of 1934 (the “Exchange Act”). For example, the Audit and Finance Committee of the Board is fully compliant with the requirements of Rule 10A-3 of the Exchange Act.

This Statement of Corporate Governance Practices has been prepared by the NCGC and approved by the Board. It is a description of the Corporation’s governance structures and practices. As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following governance structures and attributes:

•	a majority (individual director) voting policy in respect of the election of directors, held annually;

•	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

•	a substantially independent Board, with independent directors comprising 90% of the Board;

•	no interlocks between either directors or directors and executives serving on other company boards;

•

Board members are both conscientious and committed, as demonstrated by an average 98% director attendance at Board and relevant Board committee meetings and inter-meeting participation in the business of the Corporation, as required;

•	Board members are encouraged to serve on a limited number of other boards of directors to broaden their knowledge and experience, to enhance the ability of a director to contribute and participate effectively on the Board, while balancing the substantial time required to carry out Board duties-the Board, having reviewed each director’s participation, contribution and attendance, has concluded that no involvement with other boards of directors has affected any director’s commitment of time to the Corporation or his effectiveness;

•	regular in camera (independent directors only) Board and Board committee discussions, in which, among other things, decisions on management’s recommendations are made;

•

all standing committees of the Board, namely, the Audit and Finance Committee (the “AFC”), HRCC, NCGC, Environmental, Health and Safety Committee (the “EHSC”) and the Resources and Reserves Committee (the “RRC”), comprised entirely of independent directors;

•	an effective Board size that provides a diversity of views and breadth of experience while not compromising efficient decision-making;

•

written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy and, collectively, provide an effective framework for a high standard of governance;

•	members of committees of the Board are rotated from time to time;

•	the roles of Chairman of the Board and the CEO of the Corporation are distinct and separate individuals hold such positions;

•	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC and such fees do not exceed audit or audit-related fees;

•	no former chief executive officer or chief financial officer (within the last ten years) on any committee of the Board;

•	a Board that is not classified, each director being elected for no longer than one year;

•	a single class capital structure, consisting only of Common Shares, having equal voting rights and other privileges;

•

a compensation model that fully supports pay for performance, based on the achievement of measurable, risk-adjusted objectives and metrics, that also creates a tangible incentive to drive the creation of long-term shareholder value through equity based compensation awards;

•	with respect to equity based compensation, a policy that prohibits executive officers and directors from hedging against a decrease in the value of the Corporation’s shares;

•

a compensation policy that “claws back” compensation in the event where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements;

•

executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses and/or equity-related compensation, irrespective of performance, or change of control and severance arrangements that are single triggered (upon a mere change of control, without further dismissal or termination from employment);

•	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of stakeholders;

•	director and executive succession planning programs to develop and maintain a deep pool of talent within the Corporation;

•

a recruitment and nominating process for directors that does not discriminate on the basis of race, gender, age or other factors and specifically recognizes the benefits of a diversity of views achieved through a diversity in Board representation, be it racial, gender or otherwise—rather, the selection of new board members and the continuation of other board members is based upon the skills, experience, competencies and performance required to fulfill the Board’s mandate; and

•	detailed, timely disclosure of voting results with regard to matters submitted to shareholders for a vote at shareholder meetings.

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by the Canadian Securities Administrators and the NYSE, namely, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent – a “material relationship” with the Corporation being a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation constitutes such a material relationship with the Corporation.

The Board, directly, or through its NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The Board obtains information relating to relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire, which seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to the Corporation. After consideration of all business, family and not-for-profit relationships between directors and the Corporation, the Board has determined that all directors and director nominees for this year’s election of directors, except for the CEO (solely because he is part of management) are independent.

Majority Voting

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of the Corporation’s directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his election may, in the discretion of the Board, not be accepted as a director, even if otherwise elected pursuant to applicable corporate law. If more than 50% of the votes are withheld from rather than voted for a director’s election, the NCGC will decide whether to recommend to the Board that the Board request the resignation of the director. In recommending to the Board whether to request the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment. In addition, it will consider what, if any, expressed reasons for a withhold vote have been given, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated in accordance with this policy does not participate in the NCGC’s nor the Board’s determination as to whether to request his resignation. If the Board requests the resignation of the director, the director will be required to resign his directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, until the next annual general meeting of the Corporation.

Directors Compensation

As set out in the Statement of Executive Compensation, the NCGC recommends the amount, form and structure of the compensation of directors, which is disclosed along with the compensation of NEOs in the Statement of Executive Compensation. In making recommendations to the Board in respect of the compensation of directors, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with the Corporation as well as advice from independent compensation experts that provide, among other things, market data pertaining to the compensation paid to directors of peer group companies. The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments in overseeing the compensation paid to management.

Nomination of Directors

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the Corporation. The NCGC examines the skills, competencies and experience that individual directors, as well as the Board as a whole, should possess in light of the Board and Board committee mandates, the Corporation’s strategy and operational, organizational and financial requirements. The NCGC, when searching for and recommending to the Board suitable director candidates, furthermore specifically recognizes the benefits of a diversity of views at the Board achieved through a diversity in Board representation, be it racial, gender or otherwise. In respect of the nominees for the election of directors to which this Circular pertains, the NCGC, and the Board, considered competencies, skills and experience in the following areas:

•	executive leadership/strategic planning;

•	corporate financing;

•	mergers and acquisitions;

•	accounting and audit;

•	risk oversight;

•	mineral exploration;

•	mining operations;

•	environment/health/safety/corporate social responsibility;

•	government/international relations;

•	marketing/communications/public relations;

•	human resource management/compensation;

•	corporate governance; and

•	other mining and public company directorships.

The competencies, skills and experience the NCGC considers when recommending director nominees for election to the Board are confirmed, on at least an annual basis, in conjunction with the Board’s review of the strategy and other plans of the Corporation. The required majority independence of the Board, time commitment to the Corporation required of a director and an appropriate board size to facilitate effective decision making are also considered. Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of the Board and its committees and the contribution that individual directors are expected to make to the Corporation.

With a view to reinforcing the alignment between director and stakeholder interests, as described in the foregoing Statement of Executive Compensation, director nominees are further required by the Board to hold a minimum $300,000 ($600,000 in the case of the Chairman of the Board) worth of Common Shares within the later of five years of October 1, 2011 and five years of becoming a director of the Corporation and to maintain such minimum shareholding in the Corporation throughout the director’s tenure. Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has attained the minimum holding value there is no requirement for directors to purchase additional shares should the value of the director’s holdings fall below the minimum threshold.

The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees. Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chairman of the NCGC.

Board of Directors

Based on the recommendation of the NCGC, in terms of appropriate geographical, professional and industry representation on the Board and the need to be small enough to facilitate open dialogue among directors and effective decision making, the Board has determined that an appropriate size is ten members. The Board currently consists of ten members. The Chairman of the Board is independent and separate from the CEO. Consistent with the Board’s position that independence is fundamental to its effectiveness, all directors are independent, except for the CEO. The Board and its committees act independently, including conducting part of each of their meetings “in camera” (without management) and generally deliberating and resolving on proposed actions for management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

In camera sessions were held at almost every Board and Board committee meeting in 2012. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management not be present for all or any part of a meeting. For example, in camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, any sensitive or material transaction, agreement or other matter proposed by management. In addition to in camera sessions, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

It was an active year for the Corporation, with the Board meeting 14 times in 2012. When recommending director nominees for election to the Board, the NCGC considers attendance at Board and committee meetings, absent compelling reasons, critical for directors to adequately perform their duties and responsibilities to the Corporation. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review the Corporation’s financial statements and related disclosure documents. Other committees of the Board meet at least once each year or more frequently as necessary to ensure their mandates are adequately performed and as the business and affairs of the Corporation require from time to time. Committees of the Board held a total of 22 meetings in 2012. The following table sets out the attendance record for directors for 2012.

DIRECTORS’ MEETING ATTENDANCE(1)

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings
Derek Bullock	6 of 6	100%	4 of 4	100%	10 of 10	100%
John E. Caldwell	13 of 14	93%	9 of 9	100%	22 of 23	96%
Donald K. Charter	14 of 14	100%	12 of 12	100%	26 of 26	100%
W. Robert Dengler	14 of 14	100%	12 of 12	100%	26 of 26	100%
Guy G. Dufresne	14 of 14	100%	8 of 9	100%	22 of 23	96%
Richard J. Hall	11 of 12	92%	2 of 3	67%	13 of 15	87%
Stephen J. J. Letwin	14 of 14	100%	Not Applicable	Not Applicable	14 of 14	100%
Mahendra Naik	14 of 14	100%	13 of 13	100%	27 of 27	100%
William D. Pugliese	14 of 14	100%	Not Applicable	Not Applicable	14 of 14	100%
John T. Shaw	14 of 14	100%	7 of 7	100%	21 of 21	100%
Timothy Snider	13 of 14	93%	6 of 6	100%	19 of 20	95%

(1)	Percentages have been rounded to the nearest percent.
(2)	Derek Bullock, voluntarily, did not stand for election at the 2012 annual and general meeting of the Corporation and therefore ceased to be a director as the close of the meeting.

The NCGC reviews directorships and committee appointments held by director nominees and directors other than with the Corporation. The NCGC particularly scrutinizes the time and resource commitment a director nominee or current director who is a CEO of a public company and also a director of more than three other public companies is reasonably able or continue to be able to make and will have a discussion specifically with such director nominee or current director about the expected time and resource commitment to the Corporation’s business and affairs.

Apart from the Corporation, in addition to the number of boards on which a director nominee or current director sits, the NCGC will look at the nature of the company or entity on whose board the director nominee or director sits, as to the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also examines whether the company or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange (“TSX-V”)), all with a view to determining whether a director nominee or director can and can continue to devote the time and resources necessary to the business and affairs of the Corporation.

The NCGC has found each of this year’s director nominees, as reflected in their above attendance at the previous year’s Board and committee meetings (an average 98%), as having the ability to commit the time and resources necessary to adequately oversee the conduct of the Corporation’s business and affairs. The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers.

The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors.

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments

John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chairman of the Audit Committee Member of the Compensation Committee Member of the Governance Committee

	Advanced Micro Devices Inc. (Nasdaq)	Member of the Compensation Committee Member of the Nominating and Governance Committee

Donald K. Charter (1)	Dundee REIT (TSX)	None

	Adriana Resources Inc. (TSX-V)	Chairman of the Board of Directors

	Lundin Mining Corporation (TSX)	Chairman of the Compensation Committee Member of the Audit Committee

W. Robert Dengler	Denison Mines Corp. (TSX) (NYSE)	Chairman of the Compensation Committee Chairman of the Environmental Health and Safety Committee

	Energy Fuels Inc. (TSX)	Chairman of the Environmental Health and Safety Committee

Guy G. Dufresne	Royal & SunAlliance Canada (NYSE) ( LSE)	Member of the Audit Committee Chairman of the Investment and Pension Committee

	L’Union Canadienne (TSX)	Chairman of the Board Member of the Audit Committee

	RONA Canada (TSX)	Member of Strategic Review Meeting

Stephen J.J. Letwin	Precision Drilling Corp. (TSX)	Member of the Compensation Committee

Richard J. Hall	Gold Canyon Resources Exploration (TSX-V)	Member of the Audit Committee

	Marlin Gold Mining Exploration (TSX-V)	Chairman & Member of the Audit Committee Chairman & Member of the Compensation Committee

	Kaminak Gold Corp.(TSX-V)	Lead Director

Mahendra Naik	Fortune Minerals Inc. (TSX)	Chairman of the Board Chairman of the Audit Committee Member of the Compensation Committee

	First Global Data Limited (TSX-V)	Member of the Audit & Compensation Committee

William D. Pugliese	None	None

John T. Shaw	Discovery Metals Ltd. (ASX) (BSE)	Member of the Audit & Financial Risk Committee Member of the Non Financial Risk Committee

Timothy R. Snider	Compañía de Minas Buenaventura S.A. (BVN)	None

1.	Mr. Charter is a Director of Corsa Coal Corp. (TSX-V) but is full-time employed by Corsa Coal Corp. as its President and CEO.

Board Roles and Responsibilities

The roles and responsibilities of the Board are prescribed by applicable laws as well as the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the

Corporation and oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation of stakeholder value. The Board oversees the following matters, among others:

•

the adoption of strategic and operating plans and budgets for the Corporation, at least annually - the annual planning for the Corporation takes into account the opportunities and risks of its business and capital and operating budgets in conjunction with the adopted strategic plan;

•	the performance of the CEO and other executive officers to execute the strategic plan adopted by the Board and that the strategy is effectively implemented;

•	the Corporation’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

•

that the Corporation is effectively governed through the adoption of sound corporate governance structures and practices, its assets are protected, its reputation preserved and compliance with all laws applicable to its business, wherever conducted;

•

identifying the principal risks of the Corporation’s business and overseeing the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•

establishing and monitoring a communications policy for the Corporation to facilitate communications with investors and other stakeholders and designed to avoid selective disclosure of material information;

•

senior management succession planning, including appointing, training and monitoring senior management - regular presentations to the Board by the executive organization to assist the Board in making first-hand assessments of the competencies of individual executives; and

•

director succession planning, such that the Board remains appropriately balanced in terms of the necessary skills, competencies and experience, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions to achieve the long-term goals of the Corporation. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “B”.

Committees of the Board

The Board has formed a standing AFC, HRCC, EHSC, NCGC and RRC. The Board may form other committees from time to time as necessary or appropriate to adequately address specific matters. The members of each committee are comprised exclusively of the independent directors of the Board.

The chairperson of a committee is appointed by that committee’s members. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees, the NCGC and the Board. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website, at www.iamgold.com. Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the advancement of the strategy adopted by the Board.

The Audit and Finance Committee currently consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures prepared by management as well as overseeing the control environment over the process of preparation. The review of the process entails oversight of internal and external audit that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements, the assumptions and estimates of management reflected in the financial statements and the review of the internal and external auditors’ overall assessments. The AFC confirms the external auditor’s independence. The AFC also pre-approves the non-audit services and fees of the external auditor and recommends to the Board, each year, the nomination of an external auditor. The lead audit engagement partner of the external auditor is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of the financial disclosure and internal control risks faced by the Corporation from time to time. In addition to in camera sessions with the internal and external auditors, the AFC also holds separate sessions with the Chief Financial Officer. The session with the internal auditor, without management or the external auditor present, generally involves the discussion around the process and results of the ongoing internal audit and the coordination with the external auditor.

For the purposes of applicable securities regulatory requirements, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment by the Board to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Corporation’s financial statements. The AFC also assesses familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held 5 meetings in 2012. The current members of the AFC are John E. Caldwell (Chairman), Mahendra Naik, Guy G. Dufresne and Richard J. Hall. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, at pages 148 through 150, which may be accessed through SEDAR, at www.sedar.com, and is incorporated in the Corporation’s most recent Form 40-F filed on EDGAR, at www.sec.gov/edgar.shtml.

The Human Resources and Compensation Committee currently consists of three independent directors. Each member is experienced in matters of executive compensation by virtue of having been a former senior executive of a publicly traded company. Its roles and responsibilities, together with management, include the development of a responsible pay for performance compensation program of the Corporation in respect of management and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity. The pay for performance compensation program is designed to motivate employees to achieve specific performance objectives that are aligned with the creation of shareholder value. The Corporation has undertaken steps to ensure that incentive compensation may be lawfully “clawed back” in cases where the results under which it was granted is subsequently not confirmed, such as in cases of material earnings restatements. The program is competitive with that of the Corporation’s peer group companies to attract, retain and motivate talented management, who drive shareholder value creation over the long-term. The compensation policy precludes stock option backdating or re-pricing. Executive employment agreements will not be entered into by the Corporation without a “double trigger” in respect of change of control severance entitlement and no increased cash payment on a change of control event will be made. There are no supplemental executive pension plans.

Further information with respect to the compensation philosophy guidelines and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded management, the metrics (corporate, operational, functional and individual) and the process and benchmarks used to assess the performance of management may be found in the Statement of Executive Compensation included elsewhere in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management throughout the course of their mandate, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held 8 meetings in 2012. The current members of the HRCC are Donald K. Charter (Chairman), Mahendra Naik and Timothy R. Snider.

The Nominating and Corporate Governance Committee currently consists of three independent directors. Its primary responsibilities, in addition to the recommendation to the Board of suitable nominees for election to the Board, are to oversee the Corporation’s continued compliance with the evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also apprises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted, as appropriate. The NCGC is also mandated to recommend the mandates of the Board and its committees to provide, collectively, effective stewardship of the Corporation and to monitor the performance of the mandates and performance or contributions of individual directors. The size and composition of the Board, orientation and continuing education of directors as well as their compensation, organizational hierarchy and reporting structure of the Corporation and succession planning for senior management are also reviewed.

The NCGC held 4 meetings in 2012. The current members of the NCGC are John T. Shaw (Chairman), John E. Caldwell and W. Robert Dengler.

The Environmental, Health and Safety Committee currently consists of three independent directors. The mandate of the EHSC is to assist the Board in the oversight of management’s fulfillment of the Corporation’s social responsibilities in respect of all operations, wherever situated. It oversees the Corporation’s compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury and reduce lost-time incidents (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties.

The EHSC held 4 meetings in 2012. The current members of the EHSC are W. Robert Dengler (Chairman), Guy G. Dufresne and Timothy R. Snider.

The Resources and Reserves Committee currently consists of three independent directors. The primary responsibilities of the RRC are to oversee the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators. The RRC reviews the competencies, skills, experiences and qualifications of the qualified persons (the “QPs”) regularly used by the Corporation in the preparation and disclosure of resources and reserves estimates and confirms that such QPs were in no way impeded or inappropriately influenced in such preparation and disclosure. The RRC reports to the AFC and the Board at least annually as to the process of preparation and disclosure of resources and reserves estimates and applicable regulatory standards.

The RRC held 1 meeting in 2012. The current members of the RRC are Richard J. Hall (Chairman), Donald K. Charter and John T. Shaw.

Position Descriptions

The Board has developed and approved a written position description for the Chairman of the Board. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “B”) of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all relevant information that directors and shareholders are provided reasonably in advance of their meetings and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chairman acts as the primary liaison between the Board and management.

The Chairman of the Board is, as determined by the Board, independent. The Chairman facilitates communication among the Corporation’s independent directors and between the independent directors and management. He is responsible for leading the Board and organizing it to function constructively and independently of management. The Chairman reviews any comments, recommendations or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the NCGC and approved by the Board, define the authority, roles and responsibilities of each of the committees and the committee chairs. These mandates may be accessed on the Corporation’s website, at www.iamgold.com.

The Board and the CEO have developed written position descriptions for the CEO and other executive officers. The primary responsibilities of the CEO are to provide leadership over the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, delineation of the responsibilities of and monitoring the performance of executive management, managing and monitoring the various exploration, development and producing interests of the Corporation, securing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO provides leadership and direction to management throughout the Corporation and is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, by agreement, the CEO resigns his or her directorship.

Assessments of Board Performance

The NCGC monitors the performance of the Board and its committees, in respect of their mandates, and the performance of individual directors, throughout the year in terms of effectiveness and contribution. The committees of the Board, led by their chairpersons, assist the NCGC through self-assessments of the performance of their respective mandates. On an annual basis, each director is required to complete questionnaires (approved by the NCGC) that evaluate the performance of the Board and its Chairman. In addition to written peer assessments, director peer reviews are performed in the context of discussions between individual directors and the Chairman of the NCGC, who reviews all director evaluations and recommends to the NCGC any actions that may be deemed necessary or advisable to assist the Board in continuing to function effectively and adequately perform its mandate. Director performance, assessed in part against the competencies and skills the director is expected to bring, is considered in the nomination for election of incumbent directors, such as the directors nominated in this Circular.

Orientation and Continuing Education

In respect of the orientation of new directors to the role and responsibilities of the Board, its committees and directors as well as the nature and operation of the Corporation’s business, new directors are briefed by the Chairman, CEO, other independent directors and the executive organization. Tours of the Corporation’s operations are made available. Written information and advice is also made available to new directors (and on an ongoing basis) by the Corporation’s general counsel regarding the duties and obligations of directors, the mandates of the Board and its committees, the Corporation’s Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and the most recent annual report, annual information form and management information circular of the Corporation.

To assist directors with remaining current with respect to the Corporation and their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation. Directors are regularly informed by the CEO, and other members of the executive management team, of strategic issues affecting the Corporation, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business.

Code of Business Conduct and Ethics

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation. Service providers to the Corporation, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of the interest of an employee with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used only for the purposes of the Corporation, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code of Business Conduct and Ethics may be accessed on the Corporation’s website, at www.iamgold.com.

Any material departure from the Code by a director or executive officer of the Corporation must be promptly disclosed. There were no such material departures from the Code in 2012. The Board believes that providing a means through which officers, employees and other service providers may raise concerns about ethical conduct, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to any allegations regarding the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chairman of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon initial appointment or employment, and each year, each director, officer or employee acknowledge an understanding of the Code’s requirements.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND

MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2012 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2012, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www.sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2012, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2012.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in the Circular for the 2014 annual general meeting of Shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4 on or before January 14, 2014.

DATED at Toronto, Ontario this 15th day of April, 2013.

BY ORDER OF THE BOARD

“STEPHEN J. J. LETWIN”
STEPHEN J. J. LETWIN
President and Chief Executive Officer

APPENDIX “A”

DIRECTOR NOMINEE BIOGRAPHIES

William D. Pugliese: Mr. Pugliese is a businessman and an original founder of the Company. From 1990 to 1993 he held the position of Co-Chairman and Chief Executive Officer of the Company. In January 2003, Mr. Pugliese stepped down from the position of Chief Executive Officer and has continued in his role as Chairman of the Board. He participated directly in the evolution of the company, including the development of the Sadiola concession in Mali through his dealings with government officials and joint venture partners.

Mr. Pugliese has an extensive business background developed over a period of 35 years as the principal shareholder in a number of private Canadian companies, which included; internet-based business directories and data marketing, the development of recreational resort properties in Canada and the development and licensing of Smart board, a patented construction product technology.

Stephen J. J. Letwin: President and Chief Executive Officer. Stephen J. J. Letwin was appointed President and Chief Executive Officer of IAMGOLD Corporation on November 1, 2010. He has been a member of the Board of Directors since joining the Company. Specializing in corporate finance, operational management, and merger and acquisitions, Stephen brings over 30 years of experience from the highly-competitive resource sector. Mr. Letwin actively leads his executive management team with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Mr. Letwin was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Stephen was responsible for Enbridge’s natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership’s Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada. Mr. Letwin currently serves as Director for Precision Drilling Corp.

Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Stephen has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children’s Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Stephen was awarded the 2006 Alberta Centennial Medal. In 2011, Mr. Letwin was made an Officer of the National Order of Burkina Faso.

John E. Caldwell: Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to our Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC, Mr. Caldwell held positions in The Mosaic Group, a marketing services providers, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell has been a lecturer on board oversight responsibility for enterprise risk as part of an accredited board of director education program through McMaster University in Canada. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005.

Relevant experience and skills: executive of electronics, other complex manufacturing and software businesses, mergers and acquisitions, financial management, corporate finance, financial reporting, accounting, oversight of financial performance, corporate governance.

Donald K. Charter: Mr. Charter became the President, CEO and Director of Corsa Coal Corp. in August of 2010. Corsa is a junior metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), oil & gas, real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice becoming a partner in a national law firm. In 1996 he joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group and focused his attention on 3C’s Corporation, his personal consulting and investment company, and as a corporate director primarily in the resource sector currently sitting on the Board of Directors of Lundin Mining (Compensation Committee (Chair) and Audit Committee) Dundee REIT and Adriana Resources (Chairman of the Board). Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees during his career as well a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

W. Robert Dengler: Mr. Dengler retired in 2005 after working for 41 years in the mining industry. Mr. Dengler was President and CEO of Dynatec Corporation, a company he founded in 1980. He holds a Bachelor of Science degree (1965) from Queen’s University and was awarded an Honorary Doctorate of Science from Queen’s University in 1988. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. He has authored several technical publications on shaft sinking and Long Round Development. Mr. Dengler has been a director of IAMGOLD since 2005 and a director of Denison Mines since 2004. Mr. Dengler has also been a Director of Energy Fuels Inc. since 2012.

Guy G. Dufresne: Mr. Dufresne is an engineer from École Polytechnique de Montréal and holds a Masters Degree in Engineering (including computers) from the Massachusetts Institute of Technology and an MBA from the Harvard Business School. Mr. Dufresne currently serves as a member of the board of RONA, a position he has held since January 2013. He also currently serves as Chairman of the board of L’Union Canadienne, a subsidiary of RSA Canada, a position that he has held since October 2012. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positions within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marine Commerce, The Mining Association of Canada, The Québec Forest Product Association and L’Institut Armand-Frappier (a pharmaceutical research center).

Mr. Dufresne has acquired through education and experience, an understanding of how to help companies to be cost competitive and profitable.

Richard J. Hall: Mr. Hall was appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings nearly 40 years of exploration, development, mining and corporate experience. Mr. Hall served as Chairman of Premier Gold from 2010 until June 2012 and served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011, he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008 he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is also a member of the National Association of Corporate Directors.

Mahendra Naik: Mr. Naik is a Chartered Accountant with more than 32 years of financial accounting, mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Board and member of a TSX-listed mining company and a member of the Audit Committee for a TSXV listed international financial services company. In addition, he is Chairman and a member of the Audit Committees of a number of private companies, including precious metals, a private Canadian bank and financial service businesses.

John T. Shaw: Mr. Shaw brings to IAMGOLD technical and strategic expertise gained from over 40 years of development and operating experience in the mining industry internationally. He is a geological engineer (Queen’s) and until the time of his retirement (33 years in the Placer organization) was Vice President of Australian Operations of Placer Dome Asia Pacific and Managing Director of Kidston Gold Mines. He has also served as a director of a number of mining companies (gold, platinum and base metals) in Australasia, SE Asia and Africa. Presently he is a director of Discovery Metals Ltd. Mr. Shaw has been a director of IAMGOLD since 2006.

Timothy R. Snider: Mr. Snider is Chairman of Cupric Canyon Capital, LLC, a private equity firm which has among its holdings a development stage copper resource in Botswana. He was formerly President and Chief Operating Officer of Freeport-McMoRan Copper and Gold, Inc., and its predecessor company, Phelps Dodge Corporation. Mr. Snider is a director of Compañía de Minas Buenaventura, S.A., the largest Peruvian mining Company. He was formerly a director of Compass Minerals International where he served as chairman of the compensation committee. Snider was the founding Chairman of the University of Arizona’s Institute for Mineral Resources and serves as director for the Northern Arizona University Foundation Board and the Mining Foundation of the Southwest.

APPENDIX “B”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	manage, or supervise the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.	act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)	approve the appointment of all corporate officers;

(vi)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to ensure that the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)	developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principals and guidelines that are specifically applicable to the Corporation; and

(vi)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a HRCC, an EHSC and a NCGC to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.

APPENDIX “C”

BY-LAW AMENDMENTS

BY-LAW NUMBER TWO

A By-Law to Amend By-Law Number One

of

IAMGOLD CORPORATION

(the “Corporation”)

BE IT ENACTED as a by-law of the Corporation as follows:

1.	Section 9.12—Quorum of By-Law Number One is repealed in its entirety and replaced with the following:

Section 9.12 Quorum

The quorum for the transaction of business at any meeting of the shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing not less than twenty-five per cent of the outstanding shares of the Corporation carrying the right to vote at such meeting. If a quorum is not present within such reasonable time (determined by the chairman of the meeting) after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat may adjourn the meeting to a fixed time and place.

2.	The following section is added as a new section to Article Nine of By-Law Number One:

Section 9.24 Nomination of Directors

(a)	Subject only to the Act, and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(i)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”):

(A)	who, at the close of business on the date of the giving of the notice provided for below in this section 9.24 and on the record date for notice of such meeting of shareholders, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(B)	who complies with the notice procedures set forth in this section 9.24.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with section 9.24(g).

(c)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

(i)	in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph (c).

In no event shall any adjournment or postponement of an annual meeting or a special meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director

(A)	the name, age, business address and residence address of the person,

(B)	the principal occupation or employment of the person,

(C)	the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(D)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)	as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(e)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 9.24 and applicable law; provided, however, that nothing in this section 9.24 shall preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any nomination is not in compliance with such foregoing provisions, to declare that such nomination to be defective and that it shall be disregarded.

(f)	For the purposes of this Section 9.24:

(i)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States.

(g)	Notwithstanding any other provision of By-Law Number One, notice given to the secretary of the Corporation pursuant to this section 9.24 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a Saturday or a holiday or later than 5:00 p.m. (Toronto time) on a day which is not a Saturday or a holiday, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is not a Saturday or a holiday.